COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD REINSURANCE LTD.
AS AT DECEMBER 31, 2022 AND 2021,
AND FOR THE YEARS ENDED
DECEMBER 31, 2022, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Reinsurance Ltd.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Reinsurance Ltd. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the combined consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 31, 2023, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein), management excluded from its assessment the internal control over financial reporting at American National Group, LLC, which was acquired on May 25, 2022, and whose financial statements constitute 68% of total assets, 44% of revenues, and 56% of net income of the combined consolidated financial statement amounts as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at American National Group, LLC.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Reinsurance Ltd.
Opinion on the Financial Statements
We have audited the accompanying combined consolidated statements of financial position of Brookfield Reinsurance Ltd. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related combined consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes, and the schedule of the Condensed Financial Statements of Brookfield Reinsurance Ltd. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

American National Insurance Group Acquisition - Future policy benefits – Refer to Notes 2 and 3 to the financial statements
Critical Audit Matter Description
The Company acquired 100% of the equity of American National Insurance Group, LLC (“American National”) and recognized an estimate of the initial fair value of net assets acquired, including future policy benefits. The estimate of the assumed future policy benefits required the use of complex valuation models using best estimate assumptions.
While there were a number of estimates and assumptions required to determine the initial fair value of the future policy benefits, the assumptions with the greatest estimation uncertainty are those related to discount rates, net to gross premium ratio and mortality assumptions. Auditing of certain valuation models and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related the valuation models and assumptions related to discount rates, net to gross premium ratio and mortality as it relates to the assumed future policy benefits included the following, among others:
•With the assistance of actuarial specialists, tested the reasonableness of valuation assumptions, by:
–Evaluating whether management’s assumptions were determined in accordance with generally accepted actuarial principles and practices;
–Testing the inputs used in the determination of discount rates, net to gross premium and mortality assumptions, including an assessment of the use of experience studies, and considering industry and other external sources of data, where applicable;
–Analyzing management’s interpretation and judgments based on the relative inputs, considering reasonable possible alternative assumptions, and considering industry and other external sources of data, where applicable.
•With the assistance of actuarial specialists, tested the appropriateness of valuation methodologies used in the estimation process by:
–Testing the accuracy of the actuarial models for implementation of key assumptions and valuation methodology;
–Evaluating a sample of underlying insurance contracts to assess that the appropriate actuarial models were selected and key assumptions were incorporated in those actuarial models; and,
–Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
Future Policy Benefits — Long Duration Targeted Improvements - Refer to Notes 2 and 16 to the financial statements
Critical Audit Matter Description
The Company has long duration product offerings. Liabilities for amounts payable under the long-duration products are recorded in future policy benefits, representing a key balance among total liabilities. The liabilities are measured under ASU 2018-12, “Targeted Improvements to the Accounting for Long Duration Contracts”, as adopted January 1, 2023 . The adoption of ASU 2018-12 modifies the Company’s accounting for long duration insurance contracts which involves high levels of complexity.

While there are many assumptions which management makes to determine future policy benefits, excluding businesses acquired in the year, the assumptions with the greatest uncertainty are those related to mortality and surrender, lapse and withdrawal rates (collectively “policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances, including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain valuation methodologies and assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation methodologies and assumptions related to mortality and policyholder behaviour included the following, among others:
•With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions, by:
–Evaluating management’s methods and assumptions in accordance with generally accepted actuarial principles and practices under actuarial standards of practice;
–Testing inputs used in the determination of the mortality and policyholder behaviour assumptions; and,
–Analyzing management’s methods and interpretation of data used to adjust industry tables, applying industry guidance, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.
•With the assistance of actuarial specialists, tested the appropriateness of valuation methodologies used in the estimation process by:
–Testing the accuracy of the actuarial models for implementation of key assumptions and valuation methodology;
–Evaluating a sample of underlying insurance contracts to assess that the appropriate actuarial models were selected and key assumptions were incorporated in those actuarial models; and,
–Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 26, 2023
We have served as the Company’s auditor since 2016.

COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DEC. 31 (US$ MILLIONS, EXCEPT SHARE DATA)	Note	2022	2021
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $30 and $nil) (amortized cost of $17,606 and $2,407)	4	$16,316	$2,417
Equity securities, at fair value	5	1,253	361
Mortgage loans on real estate, at amortized cost, net of allowance for credit losses of $41 and $1	6	5,888	390
Private loans, at amortized cost, net of allowance for credit losses of $28 and $12	7	1,144	294
Real estate and real estate partnerships, net of accumulated depreciation of $304 and $nil	8	1,036	$—
Investment funds	12	1,671	263
Policy loans	12	374	—
Short term investments	12	2,402	1,203
Other invested assets	10, 12	211	490
Total investments		30,295	5,418
Cash and cash equivalents		2,145	393
Accrued investment income		341	20
Deferred policy acquisition costs	15	1,585	710
Reinsurance funds withheld	13	5,812	4,801
Premiums due and other receivables		436	—
Deferred tax asset	21	490	44
Reinsurance recoverables, net		589	174
Property and equipment, net of accumulated depreciation of $7 and $nil		194	2
Other assets		405	15
Goodwill	3	121	—
Separate account assets	14	1,045	—
Total assets		43,458	11,577
Liabilities
Future policy benefits	16	8,011	2,330
Policyholders' account balances	17	20,141	4,677
Policy and contract claims	19	1,786	—
Deposit liabilities	13	1,657	1,682
Market risk benefit	18	124	68
Unearned premium reserve		1,086	—
Due to related parties	26	241	466
Other policyholder funds		322	—
Notes payable	9, 12	151	—
Corporate borrowings	20	2,160	693
Subsidiary borrowings	20	1,492	—
Liabilities issued to reinsurance entities		151	167
Other liabilities		826	149
Separate account liabilities	14	1,045	—
Total liabilities		39,193	10,232
Commitment and contingencies	28
Redeemable junior preferred shares, par value $25 per share (100,460,280 shares outstanding)	23	2,580	—
Equity
Class A exchangeable and Class B (9,594,989 class A exchangeable shares and 24,000 class B shares issued and outstanding; 10,877,989 class A exchangeable shares and 24,000 Class B shares issued and outstanding; par value $33.70 per share)	22	432	539
Class C (40,934,623 and 23,544,548 Class C shares issued and outstanding; par value $1 per share)	22	1,245	806
Non-controlling interests		8	—
Total equity		1,685	1,345
Total liabilities and equity		$43,458	$11,577
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2022	2021	2020
Net premiums		$3,011	$1,016	$431
Other policy revenue		224	—	—
Net investment income	11	978	76	29
Investment related gains (losses)	11	(185)	(55)	9
Net investment results from funds withheld	4	281	4	—
Total revenues		4,309	1,041	469

Policyholder benefits and claims incurred	16	(2,852)	(1,065)	(453)
Interest sensitive contract benefits		(357)	(60)	—
Commissions for acquiring and servicing policies		(413)	—	—
Net change in deferred policy acquisition costs	18	339	30	—
Change in market risk benefits		127	(12)	—
Other reinsurance expenses		(78)	(11)	—
Operating expenses		(439)	(35)	(6)
Interest expense	15	(104)	(1)	—
Total benefits and expenses		(3,777)	(1,154)	(459)
Net income (loss) before income taxes		532	(113)	10
Income tax expense	21	(31)	1	(3)
Net income (loss) for the year		501	(112)	7
Attributable to:
Brookfield Corporation[1]		—	(17)	7
Class A exchangeable and Class B shareholders[2]		6	3	—
Class C		493	(98)	—
Non-controlling interests		2	—	—
		$501	$(112)	$7
Net income (loss) per class C share
Basic	24	$13.75	$(4.92)
1.For the periods prior to June 28, 2021. See Note 1(b).
2.For the periods June 28, 2021 onward. See Note 1(b).

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Note	2022	2021	2020
Net income (loss)		$501	$(112)	$7
Other comprehensive income (loss) that will be reclassified to net income (loss)
Net unrealized gain (loss) on available for sale securities	25	(1,007)	(15)	35
Foreign currency translation	25	(2)	(2)	3
Change in discount rate for future policyholder benefit liability	25	570	71	—
Change in instrument specific credit risk for market risk benefit	25	(7)	(1)	—
Total other comprehensive (loss) income		(446)	53	38
Comprehensive (loss) income		$55	$(59)	$45

Attributable to:
Brookfield Corporation[1]		—	(12)	45
Class A exchangeable and Class B shareholders[2]		6	3	—
Class C shareholders[2]		47	(50)	—
Non-controlling interests		2	—	—
		$55	$(59)	$45
1. For the periods prior to June 28, 2021. See Note 1(b).
2. For the periods June 28, 2021 onward. See Note 1(b).
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Class C shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2022	$536	$3	$—	$539	$963	$(124)	$(33)	$806	$—	$1,345
Changes in the year:
Net income	—	6	—	6	—	493	—	493	2	501
Other comprehensive loss	—	—		—	—	—	(446)	(446)	—	(446)
Comprehensive income (loss)	—	6	—	6	—	493	(446)	47	2	55
Other items:
Equity issuances	—	—	—	—	450	—	—	450	11	461
Distributions[1]	(59)	—	—	(59)	—	—	—	—	(5)	(64)
Redeemable preferred shares dividend	—	—	—	—	—	(68)	—	(68)	—	(68)
Derecognition of equity accounted investments	—	—	—	—	—	—	(44)	(44)	—	(44)
Other	(54)	—	—	(54)	54	—	—	54	—	—
Total change in the year	(113)	6	—	(107)	504	425	(490)	439	8	340
Balance as at December 31, 2022	$423	$9	$—	$432	$1,467	$301	$(523)	$1,245	$8	$1,685
1.The company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in each quarter of 2022. In addition, the Company completed a special distribution of shares of Brookfield Asset Management Ltd. (the “Manager shares”) to the holders of the Company’s class A exchangeable shares and class B shares in the amount of $5.481 per share in the fourth quarter of 2022.
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Corporation				Class A exchangeable and Class B shareholders			Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Brookfield Corporation	Share Capital	Retained Earnings	Class A exchangeable and Class B shareholders	Share Capital	Retained Earnings	Accumulated Other Comprehensive loss	Class C shareholders	Total Equity
Balance as at January 1, 2021	$78	$(3)	$54	$129	$—	$—	$—	$—	$—	$—	$—	$129
Change in accounting policy	—	(1)	(135)	(136)	—	—	—	—	—	—	—	(136)
Adjusted balance as at January 1, 2021	78	(4)	(81)	(7)	—	—	—	—	—	—	—	(7)
Changes in the year:
Net income (loss)	—	(17)	—	(17)	—	3	3	—	(98)	—	(98)	(112)
Other comprehensive income (loss)	—	—	5	5	—	—	—	—	—	48	48	53
Comprehensive income	—	(17)	5	(12)	—	3	3	—	(98)	48	(50)	(59)
Other items:
Equity issuances / Reorganization[1]	(78)	—	—	(78)	539	—	539	963	—	—	963	1,424
Return of capital[2]	—	—	—	—	(3)	—	(3)	—	—	—	—	(3)
Common control transaction adjustments[3]	—	21	76	97	—	—	—	—	(26)	(81)	(107)	(10)
Total change in the year	(78)	4	81	7	536	3	539	963	(124)	(33)	806	1,352
Balance as at December 31, 2021	$—	$—	$—	$—	$536	$3	$539	$963	$(124)	$(33)	$806	$1,345
1. See Note 1(b) for details regarding the Spin-off and reorganization.
2. The company distributed $0.13 in the form of a return of capital per each Class A exchangeable and Class B share in the third and fourth quarters of 2021.
3. See Note 2(c) for details regarding the common control transaction.
The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Corporation				Class A exchangeable and Class B shareholders			Class C shareholders
AS AT AND FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Brookfield Corporation	Share Capital	Retained Earnings	Class A exchangeable and Class B shareholders	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2020	$65	$(10)	$16	$71	$—	$—	$—	$—	$—	$—	$—	$71
Changes in the year:
Net income	—	7	—	7	—	—	—	—	—	—	—	7
Other comprehensive income	—	—	38	38	—	—	—	—	—	—	—	38
Comprehensive income	—	7	38	45	—	—	—	—	—	—	—	45
Other items:
Equity issuances	13	—	—	13	—	—	—	—	—	—	—	13
Total change in the year	13	7	38	58	—	—	—	—	—	—	—	58
Balance as at December 31, 2020	$78	$(3)	$54	$129	$—	$—	$—	$—	$—	$—	$—	$129

The accompanying notes are an integral part of the combined consolidated financial statements.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Operating activities
Net income	$501	$(112)	$7
Non-cash items affecting net income
Premiums received in kind	151	(230)	—
Accretion on investments and depreciation	(34)	—	—
Unrealized losses (gains) on investments and derivatives	153	(47)	(5)
Realized losses (gains) on equity-indexed options funds withheld arrangements	—	75	—
Allowance for credit losses	83	16	—
Income from real estate partnerships and investment funds	(239)	(8)	—
Insurance-related changes	(736)	86	(53)
Deferred income taxes	22	(25)	2
Changes in operating assets and liabilities:
Policyholder liabilities	2,024	7,152	457
Reinsurance funds withheld	(962)	(4,650)	12
Deferred policy acquisition costs	(382)	(776)	—
Reinsurance recoverables	50	22	10
Prepaid reinsurance premiums	(7)	—	—
Accrued investment income	(223)	—	—
Working capital and other	243	185	(4)
Cash flows from operating activities	644	1,688	426
Investing activities
Acquisition of subsidiary, net of cash acquired	(4,086)	—	—
Purchase of equity method investments	(695)	—	—
Proceeds and sale of equity method investments	233	—	—
Purchase of investments
Available-for-sale fixed maturity securities	(10,280)	(4,416)	(971)
Equity securities	(1,981)	(879)	—
Mortgage loans on real estate	(1,398)	(185)	—
Real estate and real estate partnerships	(16)	—	—
Private loans	(1,537)	(512)	(4)
Short-term investments	(6,583)	—	—
Proceeds from sales and maturities of investments
Available-for-sale fixed maturity securities	11,882	2,001	561
Equity securities	500	21	1
Mortgage loans on real estate	916	18	—
Real estate and real estate partnerships	21	—	—
Private loans	58	36	2
Short-term investments	7,957	—	—
Purchases of derivatives	(66)	(133)	—
Proceeds from sales and maturities of derivatives	191	79	—
Purchase of intangibles and property and equipment	(24)	(1)	(1)
Proceeds from sales of intangibles and property and equipment	5	—	—
Change in collateral held for derivatives	8	—	—
Other, net	17	—	—
Cash flows from investing activities	(4,878)	(3,971)	(412)

Financing activities
Issuance of common equity	450	1,410	13
Issuance of preferred equity	2,512	—	—
Return of capital to common stockholders	(6)	(8)	—
Payments to non-controlling interest	(5)	—	—
Borrowings from related parties	258	960	—
Repayment of borrowings to related parties	(633)	(582)	—
Borrowings from external parties	5,206	693	—
Repayment of borrowings to external parties	(2,239)	—	—
Borrowings issued to reinsurance entities	50	167	—
Repayment of borrowings issued to reinsurance entities	(100)	—	—
Policyholders’ account deposits	1,407	—	—
Policyholders’ account withdrawals	(896)	—	—
Debt issuance costs	(10)	—	—
Proceeds from repurchase agreement	388	464	222
Repayments of repurchase agreement	(388)	(464)	(222)
Cash flows from financing activities	5,994	2,640	13
Cash and cash equivalents
Cash and cash equivalents, beginning of year	393	35	13
Net change during the year	1,760	357	27
Foreign exchange on cash balances held in foreign currencies	(8)	1	(5)
Cash and cash equivalents, end of year	$2,145	$393	$35

Supplementary cash flow disclosures
Cash interest paid	$85	$8	$—
Cash taxes paid	52	—	—
Dividends and interest income received	514	53	27

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Reinsurance Ltd.
Brookfield Reinsurance Ltd. (“Brookfield Reinsurance” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol "BNRE". In December 2022, the Company changed its name from Brookfield Asset Management Reinsurance Partners Ltd. to Brookfield Reinsurance Ltd. and changed its trading symbol from "BAMR" to "BNRE". The Company’s operations are located primarily in Bermuda, the United States, Canada, and the Cayman Islands. The company’s registered head office is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC ("NER SPC"), Brookfield Annuity Company ("BAC") and American National Insurance Group, LLC (“American National”).
The Company operates a capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business is presently conducted through our subsidiaries under three operating segments: Direct Insurance, Reinsurance and Pension Risk Transfer ("PRT").
(b)Spin-off of Brookfield Reinsurance Ltd.
On June 28, 2021, Brookfield Corporation (“Brookfield”), formerly Brookfield Asset Management Inc., completed the spin-off of the Company (the “Spin-off”), which was affected by way of a special dividend of the class A exchangeable limited voting shares (“class A exchangeable shares”) of the Company to holders of Brookfield Class A limited voting shares (“Brookfield Class A Shares”) and Class B limited voting shares (“class B Shares”) as of June 18, 2021 (the “record date”). Pursuant to the special dividend, as of the record date, holders of Brookfield Class A Shares and class B Shares received one class A exchangeable share for every 145 Brookfield Class A Shares or class B Shares held. Brookfield holds all the class C non-voting shares (“class C shares”), giving it the residual economic interest in the Company, but no voting interest in it.
Prior to the Spin-off, Brookfield effected a reorganization so that the Company’s PRT business (the “Business”) and other investments that were historically owned and operated by Brookfield, through its operating entities, were acquired by BAM Re Holdings, a subsidiary of the Company.
The following describes the transactions and agreements resulting from the Spin-off:
(i)Class A exchangeable shares
As part of the Spin-off, Brookfield subscribed for 11 million class A exchangeable shares for approximately $538 million in cash. Upon Spin-off, Brookfield distributed the 11 million class A exchangeable shares as a special dividend to the Brookfield shareholders who hold Brookfield class A Shares and Brookfield class B Shares.
(ii)Class B shares
As part of the Spin-off, holders of class B shares (“Brookfield Reinsurance Class B Partners”), through a voting trust, subscribed for 24,000 class B shares for $1 million.

(iii)Class C shares
As part of the Spin-off, Brookfield transferred its ownership in the Business along with its holdings of American Equity Investment Life Holding Company (“AEL Holdings”) common shares and additional cash for working capital purposes to the Company. The total value of the consideration provided to the Company was approximately $712 million, which was exchanged for 17 million class C shares. In October 2021, the Company issued an additional 7 million class C shares to Brookfield for consideration of $250 million. In May 2022, the Company issued an additional 11 million class C shares to Brookfield for consideration of $450 million. As at December 31, 2022, there were 41 million class C shares outstanding (December 31, 2021 - 24 million). Brookfield owns all the issued and outstanding class C shares.
(iv)Equity Commitment
As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of a number of class C shares or junior preferred shares. Further details of the equity commitment are described in Note 26.
(v)Credit Agreement
As part of the Spin-off, the Company entered into a credit agreement with Brookfield (the “Brookfield Credit Agreement”) as lender on June 28, 2021, providing for a three-year revolving $200 million credit facility. On March 9, 2022, the revolving credit facility agreement was increased to $400 million. Further details of the Brookfield Credit Agreement are described in Note 26.
(vi)Support Agreement
As part of the Spin-off, the Company entered into a support agreement with Brookfield (the “Support Agreement”). Brookfield has agreed to support the economic equivalence of the class A exchangeable shares and Brookfield Class A Shares for so long as class A exchangeable shares not owned by Brookfield are outstanding, and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable the Company to pay quarterly distributions, the liquidation amount, or the amount payable on a redemption of class A exchangeable shares, as the case may be. Further details of the Support Agreement are described in Note 26.
(vii)Rights Agreement
As part of the Spin-off, the Company entered into a rights agreement with Brookfield (the “Rights Agreement”), pursuant to which Brookfield has agreed that on the applicable specified exchange date with respect to any class A exchangeable shares submitted for exchange, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our memorandum of association and by-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. Further details of the Rights Agreement are described in Note 26.
(viii)Administration Agreement
As part of the Spin-off, the Company entered into an administration agreement with Brookfield (the “Administration Agreement”), pursuant to which Brookfield has agreed to provide administrative services to the Company, including the services of our Chief Executive Officer and Chief Investment Officer and certain other administrative services, on a cost-recovery basis. On August 5, 2022, the Administration Agreement was amended to include providing the services of the Chief Financial Officer. Further details of the Administration Agreement are described in Note 26.
(ix)Investment Management Agreement
As part of the Spin-off, the Company entered into one or more Investment Management Agreements appointing Brookfield as the investment manager of certain assets and accounts, including assets backing the liabilities assumed by the Company under the insurance and future reinsurance arrangements, and any assets held as surplus. Further details of the Brookfield Investment Management Agreements are described in Note 26.

(x)Licensing Agreement
As part of the Spin-off, the Company entered into a licensing agreement with Brookfield (the “Brookfield Licensing Agreement”), pursuant to which Brookfield has granted a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Further details of the Brookfield Licensing Agreement are described in Note 26.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements ("financial statements") and notes thereto, including all prior periods presented, have been presented under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, disclosure of contingent assets and liabilities during the reporting period.
Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), goodwill and other intangibles, market risk benefits, future policy benefits, pension plans, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Adoption of New Accounting Standards

For long duration insurance contracts, ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition cost for long-duration contracts issued by insurers. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted LDTI effective January 1, 2023 with a transition date of January 1, 2021. The Company's operations for the year ended December 31, 2020 and positions as of January 1, 2021 solely consisted of our predecessor company Brookfield Annuity Holdings Inc.
Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. MRB are contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. For MRB, full retrospective application is required. The Company has elected to apply a modified retrospective transition method for the liability for future policy benefits and DAC. NER Ltd. and NER SPC began writing business in September 2021 and American National was acquired in May 2022; therefore, the LDTI adoption date for NER Ltd. and NER SPC was as of the business inception and as of the acquisition date for American National.
The Transition Date impacts associated with the implementation of LDTI were applied as follows:
Market risk benefits - The transition approach for MRBs required assessing products to determine whether contract or contract features expose the Company to other than nominal capital market risk. The population of MRBs identified was then reviewed to determine the historical measurement model prior to adoption of LDTI.
At the transition date, the impacts to the financial statements of the full retrospective approach for MRBs include the following:
•The amounts previously recorded for these contracts within additional insurance liabilities and other insurance liabilities were reclassified to MRB liabilities;

•The difference between the fair value of the MRBs and the previously recorded carrying value at the Transition Date, included the cumulative effect of changes in nonperformance risk of the Company, was recorded as an adjustment to the opening balance of VOBA liability.
Future policy benefits - The transition approach for FPB utilized a defined valuation premium method. This process required grouping contracts in-force as of the Transition Date into cohorts, and then calculating revised FPB using a net premium ratio, best estimate cash flow assumptions without a provision for adverse deviation and the locked-in discount rate.
The LDTI guidance is not prescriptive as to the appropriate level of aggregation for disclosures; however, amounts from different reportable segments cannot be aggregated. Factors considered in determining the level of aggregation for disclosures include the type of coverage, geography and market or type of customer. We have identified the following levels of aggregation for LDTI disclosures: direct insurance, reinsurance and PRT. The disclosures do not include levels of aggregation for insignificant balances. At transition as of January 1, 2021, the adoption of LDTI resulted in a decrease of $1 million and $135 million in retained earnings and accumulated other comprehensive income, respectively.
Basis of Consolidation
The financial statements include the accounts of the Company and its consolidated subsidiaries, which are the entities over which the Company has a controlling financial interest. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest by either holding a majority voting interest or as the primary beneficiary of variable interest entities (“VIE”).

For a legal entity in which the Company holds a variable interest, the Company first considers whether it meets the definition of a VIE and therefore should apply the guidance under the VIE model. An entity is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient for the legal entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk as a group lack either the power to direct the most significant activities of the entity, the obligation to absorb the expected losses, or the right to receive the expected residual returns, or (c) the entity is structured with non-substantive voting rights, where the voting rights of some investors are disproportionate to their obligation to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of the investor with disproportionately few voting rights.

The Company consolidates all VIEs in which it is the primary beneficiary, which is the case when the Company has both (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Entities that are determined not to be VIEs are VOEs and are evaluated under the voting interest model, under which a controlling financial interest is established through a majority voting interest or through other means.

The consolidation assessment, including the determination as to whether an entity qualifies as a VIE or VOE, depends on the specific facts and circumstances for each entity and requires judgment.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Class A exchangeable shares: the Company’s equity interests include the class A exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events). Each class A exchangeable share is exchangeable with Brookfield at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield), plus unpaid distributions.

Each class A exchangeable share, held on the record date, has voting rights and is entitled to cast one vote at a meeting of shareholders of the Company.
The class A exchangeable shares are classified as equity instruments. The class A exchangeable shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class A exchangeable shares rank in priority to the class C shares, they are not considered common stock of the Company.
Class B shares: the Company’s equity interests include the class B shares held by Brookfield Reinsurance Class B Partners. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class B shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Shares. The Brookfield Reinsurance Class B Partners are entitled to one vote on any matter and can cast one vote for each class B share held at the record date.
The class B shares are classified as equity instruments. The class B shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class B shares rank in priority to the class C shares, they are not considered common stock of the Company.
Class C shares: the Company’s equity interests include the class C shares held by Brookfield. The class C shares are non-voting shares that are entitled to the residual economic interest in the Company after payment in full of the amount due to holders of our class A exchangeable shares and our class B shares and subject to the prior rights of holders of the Class A Junior Preferred Shares.
The class C shares are classified as equity instruments. The class C shares are issued capital of the Company and as a result are not adjusted for changes in market value.
Redeemable preferred shares: on May 25, 2022, the Company issued 98,351,547 Class A Junior Preferred Shares, Series 1 (“junior preferred shares”), to Brookfield, for proceeds of $2.5 billion. On December 9, 2022, Brookfield Reinsurance issued 2,108,733 Class A Junior Preferred Shares, Series 2 ("junior preferred shares") for $53 million to Brookfield. Each of these junior preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer, subject to certain restrictions. Each preferred share is non-voting and is redeemable at $25 per share. Further, these junior preferred shares entitle the holders thereof to a fixed cumulative 4.5% preferential cash dividend payable annually as and when declared by the issuer’s board of directors.
The Class A Junior Preferred Shares are retractable by the holder, at par value together with an amount equal to all dividends accrued and unpaid, on demand, at any point on or after the seventh anniversary of the date of issue. The preferred shares are recognized as temporary equity on the combined consolidated statements of financial position (“statements of financial position”) due to their redemption feature and are subsequently measured at current redemption value and accrued dividend payments. The dividends are recognized as a reduction of retained earnings in the combined consolidated statements of changes in equity (“statements of equity”).
Business combinations are accounted for using the acquisition method. The purchase consideration of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets transferred, liabilities incurred, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree, if applicable, is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
Transaction costs are recorded as operating expenses on the consolidated statements of operations ("statements of operations").
Available-for-sale fixed maturity securities primarily include bonds, asset backed securities (“ABS”) and private debt securities. Available-for-sale fixed maturity securities, which may be sold prior to their contractual maturity, are classified as available-for-sale (“AFS”) and are carried at fair value with changes in fair value recognized in other comprehensive income.

For available-for-sale fixed maturity securities in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security’s amortized cost basis is written down to fair value through income in “investment related gains (losses)”. Refer to Credit Loss Allowances within this note for impairment or credit loss-related considerations.
Equity securities primarily include common stock, preferred stock and private equity. Equity securities are carried at fair value with changes in fair value recognized in “investment related gains (losses)” within the statements of operations.
Mortgage loans and private loans are both measured at amortized cost using the effective interest rate method. The amortized cost basis includes the unamortized principal, interest, discounts or premiums and deferred expenses, net of allowances for expected credit loss. Interest income, prepayment fees, and amortization of premiums and discounts and origination fees are reported in “Net investment income” in the statements of operations. However, interest ceases to accrue for loans that are impaired or in default, which is when payments are is more than 90 days past due, when collection is not probable, or when a loan is in foreclosure. Income on impaired loans is reported on a cash basis. When collection of a loan becomes probable, it is placed back into accrual status. Cash receipts on impaired loans are recorded as a reduction of principal, interest income, expense reimbursement, or other manner in accordance with the loan agreement. In the statements of operations, gains and losses from the sale of loans and changes in allowances are reported in “investment related gains (losses)” within the statements of operations.
Mortgage loans and private loans are both presented net of the Company's recorded allowance for expected credit loss, which represents the portion of amortized cost basis that the Company does not expect to collect. Refer to Credit Loss Allowances within this note.
Policy loans are carried at the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.
Real estate and real estate partnerships are comprised of investment real estate, as well as real estate joint ventures and other limited partnerships.
Investment real estate including related improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease in "net investment income" within the statements of operations.
The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated while it is classified as held-for-sale. The Company periodically reviews its investment real estate for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included as an adjustment to “Investment related gains (losses), net” in the statements of operations. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks as well as other appraisal methods. Real estate acquired upon foreclosure is recorded at the lower of its cost or its estimated fair value at the date of foreclosure.
Real estate joint ventures and other limited partnership interests include VIEs for which the Company has significant influence over the investee’s operations without a controlling financial interest, and are accounted for using the equity method of accounting. For certain joint ventures or limited partnerships, the Company records its share of earnings using a lag methodology of one to three months when timely financial information is not available, and the contractual right does not exist to receive such financial information.

The Company routinely evaluates its investments in those investees for impairments. The Company considers financial and other information provided by the investee, other known information, and inherent risks in the underlying investments, as well as future capital commitments, in determining whether impairment has occurred. When an impairment is deemed to have occurred at the joint venture level, the Company recognizes its share as an adjustment to “Net investment income” to record the investment at its fair value. When an impairment results from the Company’s separate analysis, an adjustment is made through “investment related gains (losses)” to record the investment at its fair value.
Investment funds are primarily comprised of various funds and corporate investment holdings for which the Company is not the primary beneficiary. The Company recognizes the share of the earnings in "Net investment income" under the equity method of accounting. Cash distributions are received from the earnings and from liquidation of underlying investments.
Short-term investments include highly liquid securities and other investments with original maturities of over 90 days and less than one year at the date of acquisition. Securities included within short-term investments are stated at fair value with amortized cost used as an approximation of fair value for certain investments.
Derivative instruments are carried at fair value. Derivative instruments are purchased to manage foreign currency exposure and other market risks associated with certain assets and liabilities. Derivative instruments are recorded at fair value on the acquisition date and subsequently revalued at fair value at each reporting date. Derivative instruments with positive values are recorded as derivative assets within “Other Invested Assets” and derivative instruments with negative fair values are reported as derivative liabilities within “Other Liabilities” in the statements of financial position. Changes in the fair value of derivatives are recorded in “investment related gains (losses)” in the statements of operations. The Company does not apply hedge accounting treatment to its derivative instruments.
In some instances, the Company holds collateral to offset exposure from its counterparties relating to its derivative instruments. The Company elects to offset collateral supporting credit risk that is restricted to the Company's use for the derivative exposure when a master netting arrangement is in place and all offsetting criteria are met.
Other invested assets are primarily comprised of derivatives instruments. Federal Home Loan Bank stock, as well as separately managed accounts which are portfolios of individual securities, such as stocks or bonds, that are managed on behalf of the Company by an investment manager, are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include tax credit partnerships and mineral rights less allowance for depletion, where applicable.
Credit loss allowances and impairments
Available-for-sale fixed maturity securities
For available-for-sale fixed maturity securities in an unrealized loss position, if the Company does not intend to sell the security or will not be required to sell the securities before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit loss or market factors.
In making this assessment, management first calculates the extent to which fair value is less than amortized cost, consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this qualitative assessment indicates that a credit loss may exist, the present value of projected future cash flows expected to be collected is compared to the amortized cost basis of the security. The net present value of the expected cash flows is calculated by discounting management’s best estimate of expected cash flows at the effective interest rate implicit in the available-for-sale fixed maturity security when acquired.
If the present value of expected cash flows is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income in “investment related gains (losses)” limited to the amount fair value is less than amortized cost. If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.

Expected credit losses
The Company records an allowance for credit loss in earnings within “investment related gains (losses)” in an amount that represents the portion of the amortized cost basis of mortgage and private loans that the Company does not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the Company’s credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics, (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions, and (iii) considering past events and current and forecasted economic conditions. The allowance is calculated quarterly for each property type based on inputs unique to each loan property type. The Company is using the discounted cash flow model to assess expected credit loss
Mortgage loans – On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality) and collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is probable), may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall portfolio except for collateral dependent loans.
The allowance for a collateral dependent loan, which is typically a mortgage loan, is established as the excess of amortized cost over the estimated fair value of the loan’s underlying collateral, less selling cost when foreclosure is reasonably possible or probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.
The Company’s mortgage loans are primarily originated and are not purchased in the secondary market; as such, the mortgage loans would not generally be subject to purchased credit deteriorated considerations.
Private loans – For private loans, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.
Reinsurance recoverables – In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, or when events or changes in circumstances indicate that its carrying amount may not be recoverable, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, consistent with credit loss guidance which requires recording an allowance for credit loss.
Accrued investment income is presented separately on the consolidated balance sheet and excluded from the carrying value of the related investments, primarily fixed maturity securities and mortgage loans. The Company has made an accounting policy election not to measure an allowance for credit losses for accrued interest receivable on amortized cost investments and to directly write off the uncollectible balance.
Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies' insolvency, the subsidiaries would need to assert a claim on the assets supporting the reserve liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by the subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”. Changes in the fair value are included in the “Net investment results from funds withheld” in the statements of operations, as discussed in Derivative Instruments (Note 7).

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any, and are included within “Other Assets” within the Statements of Financial Position. Cost includes expenditures that are directly attributable to the acquisition of the asset. The costs of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of property and equipment commences when it is available for use. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of each component of the property and equipment. The estimated useful lives of the property and equipment are three to thirty years.
Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The right-of-use asset is depreciated on the straight-line basis over the lease term. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Intangible assets consist of capitalized costs of estimated fair value of computer software, distributor relationships, trade name and insurance licenses. Intangible assets are included in other assets within the statements of financial position.
Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization expense is primarily calculated using the straight-line amortization method.
The Company assesses the impairment of definite-lived intangible assets in accordance with its policy for the impairment of property and equipment. The Company assesses the impairment of indefinite-lived intangible assets in accordance with its policy for the impairment of goodwill.
(i)Distributor Relationships
The distribution assets reflect relationships American National has with third-party intermediaries that sell new business for the Company. These assets are valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The average useful life of distributor relationships is 19 years.
(ii)Trade Name
This represents American National's trade name and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is 10 years.
(iii)Insurance Licenses
Given the highly regulated nature of the insurance industry, companies are required to hold certain licenses to operate. These licenses are valued using the comparable transaction method based on observable license transactions in the insurance industry. Insurance licenses represent an indefinite-lived intangible asset.
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.

Insurance contracts are grouped into cohorts by contract type and issue year consistent with estimating the associated liability for future policy benefits. DAC is amortized on constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization. DAC will be amortized over the bases on a straight-line basis, all of which provide a constant level representation of contract term.

Product (s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed indexed annuities, variable annuities	Policy count
Universal life products	Initial face amount
The Company reviews and updates actuarial experience assumptions (such as mortality, surrenders, lapse, and premium persistency) serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
Amortization of DAC is included in the “Net change in deferred policy acquisition costs” on the statement of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts. DAC for short-duration contracts is charged to expense in proportion to premium revenue recognized.
Prior to the adoption of LDTI, DAC was amortized with interest over gross profits or premiums with retrospective and prospective unlocking through the statements of operations. Actual and projected deferrals were included in the ratio of the value of deferrable expenses to the value of estimated gross profits. Additionally, DAC was subject to loss recognition testing with changes recognized in the statements of operations, while shadow DAC adjustments for unrealized gains/losses were recognized in the statements of comprehensive income.
Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company's accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. VOBA can be either positive or negative. Positive VOBA is recorded as a component of DAC. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the "future policy benefits" in the statements of financial position.
VOBA is amortized on a straight-line basis over the remaining life of the underlying policies.
Reinsurance recoverables include the reinsurance receivables from cedants or reinsurers, and reinsurance recoverables from reinsurers.
In the normal course of business, the Company is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, the Company remains liable to its policyholders for the portion reinsured.
For long term duration contracts, reinsurance recoverables include amounts due from reinsurers for paid or unpaid claims, claims incurred but not reported or policy benefits and are presented net of a reserve for collectability. The Company cedes disability, medical and long-term care insurance as well as pension risk transfer contracts with significant insurance risk to other insurance companies through reinsurance.

For short term duration contracts, reinsurance recoverables are estimated amount due to the Company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses (“CAE”) and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under the non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of incurred but not reported ("IBNR") using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and the estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
Reinsurance receivables include amounts receivable from third party reinsurers and cedants which are expected to be settled within a year. Reinsurance receivables are short-term in nature, and their fair values approximate carrying value.
Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized.
Goodwill is not amortized but is tested for impairment at least annually by first assessing whether there are events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value. If this qualitative assessment indicates that an impairment may exist, a quantitative impairment assessment is then performed and impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, limited to the carrying amount of goodwill of the reporting unit. There were no impairment adjustments made to goodwill for the period.
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, the Company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the Company.
Variable interest entities: The assets of the consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to the VIEs in the form of liquidity arrangements, guarantees, or other commitments to third-parties that may affect the fair value or risk of its variable interest in the VIEs in 2022 or 2021.
Assets pledged as collateral: the Company receives and pledges collateral in respect to certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the statements of financial position as the Company retains all rights related to these assets.
Collateral received is not recognized in the statements of financial position unless the Company acquires the rights relating to the economic risks and rewards related to these assets.

Collateralized borrowing transactions: Securities sold under repurchase agreements are collateralized borrowing transactions. A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
The Company recognizes an asset in the statements of financial position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned bonds. Repurchase agreements with the same counterparty are presented as net in the statements of financial position when the criteria to offset are met.
Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB mortality, lapse, incidence, terminations, claim-related expenses, and other contingent events as appropriate to the respective product type. The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews cash flow assumptions, including assumptions for claim-related expenses annually in the third quarter. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience are recognized in "Claims and Policyholder benefits" in the statements of operations.
The change in FPB that is recognized in "Claims and Policyholder Benefits" in the statement of operations is calculated using a locked-in discount rate. The Company measures the FPB at each reporting period using both the locked-in discount rate and the current discount rate curve. For contracts issued subsequent to the Transition Date, the upper-medium grade discount rate used for interest accretion is locked in for the cohort and represents the original discount rate at the issue date of the underlying contracts. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting date through other comprehensive income (loss) (“OCI”). The Company generally interprets the original discount rate to be a rate comparable to that of a U.S. corporate single A rate that reflects the duration characteristics of the liability. The upper-medium grade discount rate is determined by using observable market data, including published upper-medium grade discount curves. In situations where market data for an upper-medium grade discount curve is not available (e.g., in certain foreign jurisdictions), spreads are applied to adjust the available observable market data to an upper-medium grade discount curve. For certain long-tailed life insurance liabilities with expected future cash flows longer than the last observable tenor (30 years) the discount rate for future cash flows beyond 30 years will be held constant at the ultimate (30 year) observable forward rate.
Prior to the Transition Date of LDTI, a cohort level locked-in discount rate was developed to reflect the interest accretion rates that were locked in at the inception of the underlying contracts.
The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
Should the present value of actual and future expected benefits less transition FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.
The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the consolidated statements of operations in the period in which the changes occur.
Prior to the transition date of LDTI, net premium liability were recognized with locked-in assumptions at issue with no retrospective unlocking. The assumptions included adverse deviation and incorporated discounts at the Company’s expected earned rate less adverse deviation, with losses being recognized at an aggregate block level.

Deferred Profit Liability
For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a deferred profit liability (“DPL”). Gross premiums are measured using assumptions consistent with those used in the measurement of the liability for future policy benefits, including discount rate, mortality, lapses and expenses.
The DPL is amortized and recognized as “claims and policyholder benefits” in proportion to expected future benefit payments from annuity contracts. Interest is accreted on the balance of the DPL using the discount rate determined at contract issuance. The Company reviews and updates its estimate of cash flows from the DPL at the same time as the estimates of cash flows for the liability for future policy benefits. When cash flows are updated, the updated estimates are used to recalculate the DPL at contract issuance. The recalculated DPL as of the beginning of the current reporting period is compared to the carrying amount of the DPL as of the beginning of the current reporting period, and any difference is recognized as claims and policyholder benefits in the consolidated statements of operations.
DPL is recorded in future policy benefits and included as a reconciling item within the disaggregated rollforwards.
Prior to the adoption of LDTI, the Company evaluates the actual claims experience and expenses related to insurance contracts. These evaluations are compared to the initial estimates, and adjustments are made to the DPL to ensure it appropriately reflects the company's obligations and the profitability of the contracts..
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed. Changes in the fair value of the embedded derivative are included in the “Interest sensitive contract benefits” in the statements of operations, as discussed in Derivative Instruments (Note 10).
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and claim adjustment expenses for health and property and casualty insurance in included in “Policy and contract claims” in the statements of financial position.
Deposit liability: Reinsurance agreements that do not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk are accounted for as deposits. At initial recognition, the funds withheld or deposit liability is measured based on consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer. Any commission paid is recorded as a contra-liability offsetting the deposit liability and amortized to expense over the life of the agreements. The amount of the funds withheld or liability and any balances receivable from or payable to the cedant will be adjusted at subsequent reporting dates with the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest sensitive contract benefits.
Market risk benefits (“MRB”), which are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value, at the individual contract level. The periodic change in fair value is recognized in net income with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income. The Company classifies the Lifetime Income Rider (“LIR”) as an MRB. The LIR is a rider offering guaranteed minimum withdrawal benefits type benefits available on certain fixed indexed annuity products.
Total attributed fees will include explicit rider fees and will not be negative or exceed total contract fees and assessments collectible from the contract holder. There are only rider charges and surrender charges. Surrender charges will not be included in the fair value measurement, as surrender charges do not fund any future benefits. Cash flows are projected using risk-neutral scenarios generated by the Company.

The actuarial assumptions used in the MRB calculation are the Company's best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as other assets and negative fair values are reported as market risk benefit liabilities in the statements of financial position.
Prior to the adoption of LDTI, valuation methodologies varied depending on the type of guarantee with all the measurement impacts through the statements of operations.
Structured entities: The Company invests a portion of its assets in structured entities that issue investments, such as debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts. The Company is the primary beneficiary of the variable returns of assets held within the entities as the investment manager for the structured entities is a related party and the Company has a significant economic interest in the structured entities. As a result, these entities are consolidated within the Company’s financial statements.
Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
Funds withheld liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where BAC acts as a cedant. While the assets in the funds withheld liabilities are legally owned by BAC, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. BAC’s funds withheld liabilities balance includes cash and cash equivalents, fixed income securities and derivatives carried at fair value and is credited with premiums, investment income (loss), benefits payable and other expenses deducted as incurred at cost. Funds withheld liabilities are recorded in “Other liabilities” in the statement of financial position.
Reinsurance assumed: NER Ltd. closed a retrocession agreement on September 3, 2021 with a third-party insurance company to reinsure multi-year guarantee fixed annuities.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”). NER Ltd. generally has the right of offset on reinsurance contracts but has elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco arrangements are presented gross on the balance sheet. Since this treaty does not transfer significant insurance risk, it is recorded on a deposit method of accounting.
NER SPC closed a retrocession agreement on October 8, 2021, with an insurance company to reinsure fixed indexed annuities.
NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. Changes in the interest sensitive contract liabilities, excluding deposits and withdrawals, are recorded in “Interest sensitive contract benefits” in the statements of operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in “Other reinsurance expenses” in the statements of operations.
Participating insurance policies: for the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
It is included within Other policyholder funds in the statements of financial position.

Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in benefits are claims in excess of account balances returned to policyholders and interest credited to account balances.
Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period. Claims incurred consist of claims and CAE paid and the change in reserves.
Gross premiums for PRT issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Policyholder benefits are recorded in the statements of operations when they are due and incurred.
Pension and postretirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.
The Company uses a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. For this purpose, a hypothetical bond portfolio to match the expected monthly benefit payments under the pension plan was constructed with the resulting yield of the portfolio used as a discount rate.
In developing the investment return assumption, we relied on a model that utilizes the following factors:
•Current yield to maturity of fixed income securities
•Forecasts of inflation, GDP growth, and total return for each asset class
•Historical plan performance
•Target asset allocation
•Standard deviations and correlations related to historical and expected future returns of each asset class and inflation
The resulting assumption is the assumed rate of return for the plans' target asset allocation, net of investment expenses, and reflects anticipated returns of the plans' current and future assets.
Using this approach, the calculated return will fluctuate from year to year; however, it is the Company's policy to hold this long-term assumption relatively constant.
Interest income on investments measured at amortized cost is calculated using the effective interest method.
Dividend income is recognized when the right to receive payments is established.
Investment related gains (losses) include realized gains and losses on investments representing the difference between net sale proceeds and the carrying value, marked to market gains or losses on investments carried at fair value, allowance for credit loss and foreign exchange gains (losses).
Net investment results from funds withheld include investment income on funds withheld investments and changes in the fair value of derivatives embedded in reinsurance contracts. Changes in the fair value of the embedded derivative are included in the net investment results from funds withheld in the statements of operations.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities within a year. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the end of each year.
Deferred income tax: we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.
We recognize DTAs to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If we determine that we would be able to realize our DTAs in the future in excess of their net recorded amount, we would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.
We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
Foreign currencies: the local currency of the Company’s foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company’s foreign subsidiaries are translated into USD at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for the statements of operations.
The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income ("AOCI"). Changes in unrealized foreign currency translation adjustments are included in other comprehensive income (“OCI”). Gains and losses from foreign currency transactions are reported in "Net investment income" or "Net investment results from funds withheld" in the statements of operations.
Segments: in accordance with ASC 280 Operating Segments, the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. Our operations were reorganized into three reportable segments: Direct Insurance, Reinsurance, and PRT (see Note 27).
Earnings per share: the holders of the class C shares are entitled to receive distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments. Earnings per share is calculated and presented for class C shares. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be common stock, and consequently earnings per share is not applicable to these classes of shares.
Basic earnings per share attributable to class C shareholders are calculated by dividing the company's net income for the year, less distributions payable to class A exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the year. Basic and diluted earnings per share for the year ended December 31, 2020 of $83.88, were calculated by dividing the net income attributable to Brookfield for the year by the weighted average number of the common shares from Brookfield Annuity Holdings Inc., which was a wholly owned subsidiary of Brookfield (2020 – 85 thousands). The earnings per share amount for December 31, 2020 is not comparable to the earnings per share amount for the years ended December 31, 2021 and December 31, 2022 as a result of the Spin-off and the issuance of Class A exchangeable shares, class B shares and class C shares on June 28, 2021. Further details of the Spin-off are described in Note 1(b).
Litigation contingencies: Existing and potential litigation is reviewed quarterly to determine if any adjustments to liabilities for probable losses are necessary. Reserves for losses are established whenever they are probable and reasonably estimable. If not one estimate within the range of possible losses is more probable than any other, a reserve is recorded based on the lowest amount of the range.

Future Accounting policy changes
The Company has continued to assess the impacts of future accounting policy changes as below:

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in this guidance provide optional
expedients and exceptions for applying GAAP to
contracts, hedging relationships, and other
transactions affected by reference rate reform if
certain criteria are met. The guidance only applies to
contracts, hedging relationships, and other
transactions that reference LIBOR or another
reference rate expected to be discontinued because of
	reference rate reform.	The amendments in this guidance are effective for all entities as of March 12, 2020 and will sunset through December 31, 2022, at which time the application of exceptions and optional expedients will no longer be permitted. The FASB is currently deliberating an ASU that would extend the sunset date through December 31, 2024.	The inventory of LIBOR exposures has been completed and is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Certain contracts included in these categories matured prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR is not expected to have a material impact to the Company's Consolidated Financial Statements or Notes to the Consolidated Financial Statements.

NOTE 3. ACQUISITION OF BUSINESS
On May 25, 2022, American National was acquired by a wholly-owned subsidiary of the Company. American National offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Under the terms of the Merger Agreement, the Company acquired 100% of all American National issued and outstanding shares in exchange for $190 per share, which is equivalent to $5.1 billion. The consideration was all cash. The company acquired all assets and assumed all liabilities of American National as of the closing date, and consolidates the business for financial statement purposes.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed at the acquisition date:
(in US$ millions)

Total consideration transferred for the acquisition	$5,107
Assets acquired
Cash and cash equivalents	1,021
Investments	22,519
Accrued investment income	101
Reinsurance recoverables	45
Premiums due and other receivables	437
Deferred tax assets	374
Property and equipment	175
Prepaid pension	149
Equity accounted investment	1,402
Deferred acquisition costs and value of business acquired	551
Reinsurance assets	410
Investment properties	541
Other assets	198
Separate account assets	1,123
Total assets acquired	29,046
Liabilities assumed
Future policy benefits	5,337
Policyholders' account balances	13,880
Policy and contract claims	1,706
Unearned premium reserve	1,073
Other policyholder funds	324
Notes payable	158
Other liabilities	449
Separate account liabilities	1,123
Total liabilities assumed	24,050
Less: Non-controlling interest	(10)
Net assets acquired	4,986
Goodwill	$121
Accounting for the acquisition is not finalized, and there remains some measurement uncertainty on the valuation and December 31, 2022 balances, pending completion of a comprehensive evaluation of the net assets acquired. The financial statements as at December 31, 2022 reflect management's current best estimate of the purchase price allocation. Goodwill of approximately $121 million was recognized as a result of the acquisition. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price will occur by the end of the second quarter for 2023. As a result, the excess of the purchase price over the fair value of net assets acquired, representing goodwill of $121 million as at December 31, 2022, may be adjusted in future periods. Goodwill recognized is not deductible for income tax purposes. Acquisition costs of $13 million were expensed at the acquisition date and recorded as Operating expenses on the Statements of Operations.
The acquired business contributed revenues of $2.3 billion and net profit of $324 million to the Company for the period from May 25 to December 31, 2022.

If the acquisition had occurred on January 1, 2022, consolidated unaudited pro forma revenue and profit for the year ended December 31, 2022 would have been $3.9 billion and $487 million, respectively. These amounts have been calculated using the subsidiary's results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2022, together with the consequential tax effects.

NOTE 4. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS AT DEC.31, 2022 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Carrying Value / Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	$148	$—	$(38)	$—	$110
U.S. states and political subdivisions	880	—	(25)	—	855
Foreign governments	353	1	(36)	—	318
Corporate debt securities	14,379	35	(1,135)	(24)	13,255
Residential mortgage-backed securities	133	—	(6)	—	127
Commercial mortgage-backed securities	422	5	(19)	—	408
Collateralized debt securities	1,291	9	(51)	(6)	1,243
Total investments in available-for-sale fixed maturity securities	$17,606	$50	$(1,310)	$(30)	$16,316

AS AT DEC.31, 2021 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Carrying Value / Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	$108	$1	$(3)	$—	$106
U.S. states and political subdivisions	—	—	—	—	—
Foreign governments	351	12	(5)	—	358
Corporate debt securities	1,777	27	(17)	—	1,787
Commercial mortgage-backed securities	154	—	(5)	—	149
Collateralized debt securities	17	—	—	—	17
Total investments in available-for-sale fixed maturity securities	$2,407	$40	$(30)	$—	$2,417

The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below:

	December 31, 2022		December 31, 2021
US$ MILLIONS	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$494	$489	$9	$9
Due after one year through five years	5,244	5,072	182	179
Due after five years through ten years	5,907	5,436	559	560
Due after ten years	5,961	5,319	1,657	1,669
Total	$17,606	$16,316	$2,407	$2,417
Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE YEAR ENDED DEC.31, 2022 US$ MILLIONS	2022	2021	2020
Proceeds from sales of available-for-sale fixed maturity securities	$11,882	$2,001	$561
Gross realized gains	41	34	32
Gross realized losses	(204)	(19)	(29)

Gains and losses are determined using first-in-first-out of the securities sold. In addition, the Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $117 million and $29 million at December 31, 2022 and 2021, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $51 million at December 31, 2022 (2021 – nil), respectively.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below (in millions, except number of issues)

	Less than 12 months			12 months or more			Total
AS AT DEC. 31, 2022 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	41	$(36)	$104	5	$(2)	$4	46	$(38)	$108
U.S. states and political subdivisions	579	(25)	824	—	—	—	579	(25)	824
Foreign governments	13	(23)	258	11	(13)	25	24	(36)	283
Corporate debt securities	1,533	(943)	10,644	251	(192)	912	1,784	(1,135)	11,556
Residential mortgage-backed securities	46	(6)	93	—	—	—	46	(6)	93
Commercial mortgage-backed securities	62	(14)	231	12	(5)	29	74	(19)	260
Collateralized debt securities	82	(50)	762	12	(1)	17	94	(51)	779
Total	$2,356	$(1,097)	$12,916	291	$(213)	$987	2,647	$(1,310)	$13,903

	Less than 12 months			12 months or more			Total
AS AT DEC. 31, 2021 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	13	$(3)	$12	—	$—	$—	13	$(3)	$12
Foreign governments	24	(4)	145	1	(1)	5	25	(5)	150
Corporate debt securities	263	(16)	825	5	(1)	12	268	(17)	837
Residential mortgage-backed securities	—	—	—	—	—	—	—	—	—
Commercial mortgage-backed securities	27	(4)	100	1	—	2	28	(4)	102
Collateralized debt securities	11	—	9	—	—	—	11	—	9
Total	338	$(27)	$1,091	7	$(2)	$19	345	$(29)	$1,110

Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on bonds available-for-sale where an allowance for credit loss was not recorded were concentrated in the Company's fixed maturity securities within the transportation sector.

Allowance for Credit Losses

Additions to or releases of the allowance on all fixed maturity securities are reported in “investment related gains (losses)” in the statements of operations.
The following table provides for a rollforward of allowance for credit loss for available-for-sale fixed maturity securities by major security type.

FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Corporate Debt Securities	Collateralized Debt Securities	Total
Balance at January 1, 2022	$—	$—	$—
Credit losses recognized on securities for which credit losses were not previously recorded	(22)	(6)	(28)
Reductions for securities sold during the year	1	—	1
Increase in allowance related to purchases	(3)	—	(3)
Balance at December 31, 2022	$(24)	$(6)	$(30)
There were no credit losses for the years ended 2021 and 2020.
NOTE 5    . EQUITY SECURITIES
The components of the change in net gains (losses) on equity securities recognized in investment related gains (losses) in the statement of operations are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Unrealized gains (losses) on equity securities	$17	$(42)	$—
Net gains (losses) on equity securities sold	(28)	—	—
Net gains (losses) on equity securities	$(11)	$(42)	$—
Equity securities by market sector distribution are shown below, based on fair value:

IN PERCENTAGES	December 31, 2022	December 31, 2021
Consumer goods	5%	—%
Energy and utilities	3	—
Finance	66	2
Healthcare	5	12
Industrials	2	3
Information technology	14	80
Other	5	3
Total	100%	100%

NOTE 6. MORTGAGE LOANS ON REAL ESTATE
Generally, commercial mortgage loans are secured by first liens on income-producing real estate. Non-accrual balances are those more than 90 days past due. The age analysis of loans by property type is shown below

AS AT DEC. 31, 2022 US$ MILLIONS	Current	Non-accrual	Total	Percentage
Apartment	$907	$—	$907	15%
Hotel	1,114	—	1,114	19%
Industrial	1,050	—	1,050	18%
Office	1,160	27	1,187	20%
Parking	420	—	420	7%
Retail	874	—	874	15%
Storage	120	—	120	2%
Other	257	—	257	4%
Total	$5,902	$27	$5,929	100%
Allowance for credit losses			(41)
Total, net of allowance			$5,888

AS AT DEC.31, 2021 US$ MILLIONS	Current	Non-accrual	Total	Percentage
Apartment	$73	$—	$73	19%
Hotel	149	—	149	38%
Industrial	27	—	27	7%
Office	41	—	41	10%
Retail	97	—	97	25%
Storage	4	—	4	1%
Total	$391	$—	$391	100%
Allowance for credit losses			(1)
Total, net of allowance			$390

Allowance for credit losses for mortgage loans primarily relates to commercial mortgage loans. The rollforward of the allowance for credit losses for mortgage loans is shown below:

FOR THE YEAR ENDED DEC. 31 US$ MILLIONS	2022	2021
Balance at January 1	$(1)	$—
Provision	(40)	(1)
Balance at December 31	$(41)	$(1)

There were no allowances for credit losses for mortgage loans for the year ended December 31, 2020.
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property-type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below:

	December 31, 2022		December 31, 2021
US$ MILLIONS	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$907	$(1)	$73	$(1)
Hotel	1,114	(6)	149	—
Industrial	1,050	(4)	27	—
Office	1,187	(17)	41	—
Parking	420	(6)	—	—
Retail	874	(4)	97	—
Storage	120	(2)	4	—
Other	257	(1)	—	—
Total	$5,929	$(41)	$391	$(1)

Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below:

AS AT DEC. 31, 2022 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2022	2021	2020	2019	2018	Prior	Total
Apartment	$331	$225	$110	141	$22	$78	$907
Hotel	256	139	39	130	180	370	1,114
Industrial	275	169	215	132	65	194	1,050
Office	130	45	24	47	157	784	1,187
Parking	55	29	27	13	19	277	420
Retail	265	118	65	37	31	358	874
Storage	8	24	35	38	15	—	120
Other	117	44	—	28	19	49	257
Total	$1,437	$793	$515	$566	$508	$2,110	$5,929
Allowance for credit losses							(41)
Total, net of allowance							$5,888
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company's policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. At December 31, 2022, one commercial loan was past due over 90 days or in non-accrual status.

NOTE 7. PRIVATE LOANS
The following table summarizes the credit ratings for private loans:

AS AT DEC 31 US$ MILLIONS	2022	2021
A or higher	4	58
BBB	17	19
BB and below	395	22
Unrated	729	196
Total exposure to credit risk	$1,144	$294
As at December 31, 2022, the allowance for credit losses on private loans was $28 million ( December 31, 2021 – $12 million). All the private loans were current (i.e. less than 30 days) as at December 31, 2022 and 2021.

NOTE 8. REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amount of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS AT US$ MILLIONS, EXCEPT FOR PERCENTAGES	December 31, 2022
	Amount	Percentage
Hotel	$77	7%
Industrial	168	16%
Land	48	5%
Office	243	23%
Retail	212	20%
Apartments	254	25%
Other	34	3%
Total	$1,036	100%
The Company had no real estate and real estate partnerships investments as at December 31, 2021.

NOTE 9. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
The assets and liabilities relating to the consolidated VIEs included in the consolidated financial statements are as follows:

US$ MILLIONS	December 31, 2022	December 31, 2021
Real estate and real estate partnerships	$124	$—
Available-for-sale fixed maturity securities	346	31
Equity securities, at fair value	84	79
Investment funds	1,175	231
Mortgage loan	44	66
Private loans	390	62
Cash and cash equivalents	153	—
Other assets	77	—
Total assets of consolidated VIEs	$2,393	$469
Notes payable	151	—
Other liabilities	1,743	299
Total liabilities of consolidated VIEs	$1,894	$299

For other unconsolidated real estate partnership VIEs, the Company is not the primary beneficiary as major decisions impacting the economic activities of the VIE require consent from both partners. The Company accounts for its interests in such VIEs using the equity method when it has significant influence over the operating and financing policies of these investees. The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs follows:

	December 31, 2022
US$ MILLIONS	Carrying Amount	Maximum Exposure to Loss
Real estate and real estate partnerships	$317	$317
Mortgage loans on real estate	601	601
Accrued investment income	2	2
Total	$920	$920
We had no unconsolidated VIEs as at December 31, 2021.

The unconsolidated VIEs are typically accounted for as our equity method investments. The Company held equity method investments of $2.8 billion and $469 million at December 31, 2022 and 2021, respectively, comprised primarily of other limited partnership interests, real estate joint ventures or partnerships (including real estate funds), tax credit and other partnerships.
As described in Note 2, the Company generally recognizes its share of earnings in its equity method investments within net investment income using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period. Aggregate net investment income from these equity method investments exceeded 10% of the Company’s consolidated pre-tax income (loss) for the two most recent annual periods.
The following aggregated summarized financial data reflects the latest available financial information and does not represent the Company’s proportionate share of the assets, liabilities, or earnings of such entities. Aggregate total assets of these entities totaled $2.4 billion and $1.1 billion at December 31, 2022 and 2021, respectively. Aggregate net income (loss) of these entities totaled $89 million and $21 million for the year ended December 31, 2022 and 2021, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses). Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income (loss) and realized and unrealized investment gains (losses).

NOTE 10. DERIVATIVE INSTRUMENTS
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, bond futures, options, cross currency swaps, interest rate swaps and warrants. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. These options are not designated as hedging instruments for accounting purposes under GAAP. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity- indexed embedded derivative. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes. Please reference Note 2(k) for further information on derivative investments.

Foreign exchange forwards, options, cross currency swaps, interest rate swaps and warrants are over-the-counter (OTC) contractual agreements negotiated between counterparties. Futures contracts are traded on an organized market and are contractual obligations to buy or to sell a financial instrument at a predetermined future time at a given price.

The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default.

Derivatives, except for embedded derivatives, are included in Other invested Assets or Other Liabilities, at fair value. Embedded derivative assets and liabilities on Modco arrangements and embedded derivative liabilities on indexed annuity and variable annuity products are included on the statements of financial position within the Reinsurance Funds Withheld, and Policyholders’ Account Balances lines respectively, at fair value.

The detail of derivative instruments is shown below:

		Location in the Consolidated Statements of Financial Position	December 31, 2022			December 31, 2021
US$ MILLIONS	Primary underlying risk		Notional Amount	Gross Fair Value		Notional Amount	Gross Fair Value
Derivatives not designated as hedging instruments				Assets	Liabilities		Assets	Liabilities
Equity-indexed options	Equity	Other invested assets	$7,452	$157	$—	$5,646	$130	$—
Foreign exchange forwards	Foreign Currency	Other invested assets	2,809	7	(12)	1,002	7	—
Bond futures	Interest Rate	Other invested assets	1,504	—	(25)	730	9	—
Cross currency swaps	Foreign Currency	Other invested assets	17	1	—	18	—	—
Interest rate swaps	Interest Rate	Other invested assets	15	1	—	72	—	(1)
Warrants	Equity	Other invested assets	—	—	—	1	—	—
Embedded derivatives in:
Modco arrangement	Interest rate	Reinsurance funds withheld	—	151	—	—	(18)	—
Indexed annuity and variable annuity product	Interest rate	Policyholder account balances	—	—	(907)	—	—	(190)
			$11,797	$317	$(944)	$7,469	$128	$(191)

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Locations in the Consolidated Statements of Operations	2022	2021	2020
Derivatives not designated as hedging instruments		Gains (Losses) Recognized in Income on Derivatives
Equity-indexed options	Investment related gains (losses), net	$(105)	$(10)	$—
Foreign exchange forwards	Investment related gains (losses), net	29	3	—
Bond futures	Investment related gains (losses), net	81	(1)	5
Cross currency swaps	Investment related gains (losses), net	1	—	—
Interest rate swaps	Investment related gains (losses), net	1	(1)	—
Embedded derivatives in:
Modco arrangement	Net investment results from funds withheld	(37)	(4)	—
Indexed annuity and variable annuity product	Interest sensitive contract benefits	61	(11)	—

The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the condensed consolidated statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral.

Information regarding the amounts offset on the statement of financial position and the Company’s exposure to credit loss on the derivatives it holds is presented below:

AS AT DEC. 31, 2022 US$ MILLIONS			Collateral Held in Invested Assets		Collateral Amounts Used to Offset Exposure
Derivative Type	Derivative Gross Fair Value	Collateral Held in Cash		Total Collateral Held		Excess Collateral	Exposure Net of Collateral
Equity-indexed options	$157	$101	$20	$121	$121	$—	$36
Foreign exchange forwards	(5)	—	—	—	—	—	(6)
Bond futures	(25)	—	—	—	—	—	(25)
Cross currency swaps	1	—	—	—	—	—	1
Interest rate swaps	1	—	—	—	—	—	1
	$129	$101	$20	$121	$121	$—	$7
1.Our PRT business had $81 million collateral held in cash and invested assets at December 31, 2022 that are not offset against its derivative contracts.

AS AT DEC. 31, 2021 US$ MILLIONS			Collateral Held in Invested Assets		Collateral Amounts Used to Offset Exposure
Derivative Type	Derivative Gross Fair Value	Collateral Held in Cash		Total Collateral Held		Excess Collateral	Exposure Net of Collateral
Equity-indexed options	$130	$—	$—	$—	$—	$—	$130
Foreign exchange forwards	7	—	—	—	—	—	7
Bond futures	9	—	—	—	—	—	9
Interest rate swaps	(1)	—	—	—	—	—	(1)
	$145	$—	$—	$—	$—	$—	$145
1.Our PRT business had $23 million collateral held in cash and invested assets as at December 31, 2021 that are not offset against its derivative contracts.

NOTE 11. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Available-for-sale fixed maturity securities	$560	$56	$29
Equity securities	6	—	—
Mortgage loans	208	3	—
Private loans	27	3	—
Real estate and real estate partnerships	60	—	—
Equity accounted investment	—	8	—
Investment funds and corporations	34	4	—
Short-term investments	58	2	—
Other invested assets	25	—	—
Total	$978	$76	$29
Net investment income from equity method investments, comprised of real estate partnerships and real estate partnerships was $89 million, $12 million and nil for the years ended December 2022, 2021 and 2020, respectively.

Investment related gains (losses) are shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Available-for-sale fixed maturity securities
Change in allowance for credit losses and impairments	$(30)	$—	$—
Net gains (losses) on disposals	(80)	14	3
Net gains (losses) on equity securities and equity method discontinuation	(55)	(42)	—
Mortgage loans and private loans
Change in allowance for credit losses and impairments	(57)	(16)	—
Net gains (losses) on disposals	(7)	—	—
Change in fair value of other invested assets and short-term investments	(1)	(4)	—
Net gains (losses) on derivatives	45	(7)	6
Total investment related gains (losses), net	$(185)	$(55)	$9

NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	December 31, 2022		December 31, 2021
US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$16,316	$16,316	$2,417	2,417
Equity securities	1,253	1,253	361	361
Mortgage loans on real estate, net of allowance	5,888	5,637	390	392
Private loans	1,144	1,086	294	297
Investment funds	1,671	1,671	263	263
Policy loans	374	374	—	—
Short-term investments	2,402	2,402	1,203	1,203
Separate account assets	1,045	1,045	—	—
Other invested assets:
Derivative assets	44	44	146	146
Separately managed accounts[1]	127	127	—	—
Other[2]	40	40	344	344
Reinsurance funds withheld	5,812	5,812	4,801	4,801
Total financial assets	$36,116	$35,807	$10,219	$10,224
Financial liabilities
Policyholders’ account balances – embedded derivative	$907	$907	$190	190
Market risk benefit	124	124	68	68
Other liabilities:
Derivative liabilities	38	38	1	1
Funds withheld liabilities	10	10	12	12
Notes payable	151	151	—	—
Corporate and subsidiary borrowings	3,652	3,625	693	693
Separate account liabilities	1,045	1,045	—	—
Total financial liabilities	$5,927	$5,900	$964	$964
1.Balance as at December 31, 2022 includes $33 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy.
2.Balance as at December 31, 2021 includes $344 million of our investment in AEL that are not subject to fair value hierarchy.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect The Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Financial Instruments Recorded at Fair Value

Available-for-sale Fixed Maturity Securities and Equity Options — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by The Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.

The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.

For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain available-for-sale fixed maturity securities, The Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. The Company tests the accuracy of the information provided by reference to other services annually.

Short-term Investments — Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor's and Moody's, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.

Separate Account Assets and Liabilities — Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from The Company’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, The Company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of The Company.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.

The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.

No gains or losses were recognized on assets transferred to separate accounts for the years ended December 31, 2022 and 2021, respectively.

Reinsurance Funds Withheld — Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Market Risk Benefits are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. The MRBs are valued using stochastic models that incorporate a spread reflecting our nonperformance risk.

Derivative Assets/Derivative Liabilities
•Foreign currency forward contracts — discounted cash flow model — forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts - discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

•Warrants – intrinsic value based on the difference between strike prices and the unadjusted quoted prices of underlying equity investments in active markets.

Embedded Derivatives — The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:
•Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.
•Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.
•Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within policyholder contract deposits (in millions, except range percentages):

	Fair Value
US$ MILLIONS	December 31, 2022	December 31, 2021	Unobservable Input
Embedded derivative
Indexed Annuities and indexed life	$907	$190	Lapse Rate
			Mortality Multiplier
			Equity Volatility

Funds withheld liabilities— Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

The fair value hierarchy measurements of the financial instruments are shown below:

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2022
US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$110	$40	$70	$—
U.S. states and political subdivisions	855	—	855	—
Foreign governments	318	—	318	—
Corporate debt securities	13,491	—	13,045	446
Residential mortgage-backed securities	127	—	127	—
Commercial mortgage-backed securities	408	—	408	—
Collateralized debt securities	1,007	—	561	446
Total available-for-sale fixed maturity securities	16,316	40	15,384	892
Equity securities
Common stock	1,156	989	—	167
Preferred stock	75	36	—	39
Private equity and other	22	—	—	22
Total equity securities	1,253	1,025	—	228
Short-term investments	2,402	1,160	—	1,242
Separate account assets[1]	1,012	313	699	—
Other invested assets:
Derivative assets	44	—	43	1
Separately managed accounts	127	—	—	127
Reinsurance funds withheld	5,806	—	5,806	—
Total financial assets	$26,960	$2,538	$21,932	$2,490
Financial liabilities
Policyholders’ account balances – embedded derivative	907	—	181	726
Market risk benefit	124	—	—	124
Other liabilities:
Derivative liabilities	38	25	13	—
Funds withheld liabilities	10	—	10	—
Separate account liabilities[1]	1,012	313	699	—
Total Financial liabilities	$2,091	$338	$903	$850
1.As at December 31, 2022, balance includes $33 million of assets, and corresponding liabilities, that are not subject to fair value hierarchy.

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2021
US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$106	$22	$84	$—
Foreign governments	358	358	—	—
Corporate debt securities	1,787	—	1,787	—
Commercial mortgage-backed securities	149	—	149	—
Collateralized debt securities	17	—	17	—
Total available-for-sale fixed maturity securities	2,417	380	2,037	—
Equity securities
Common stock	244	243	—	1
Preferred stock	19	7	2	10
Private equity and other	98	—	—	98
Total equity securities	361	250	2	109
Short-term investments	1,203	1,203	—	—
Other invested assets:
Derivative assets	146	9	137	—
Reinsurance funds withheld	4,801	—	4,801	—
Total financial assets	$8,928	$1,842	$6,977	$109
Financial liabilities
Policyholders’ account balances – embedded derivative	190	—	—	190
Other liabilities:
Derivative liabilities	1	—	1	—
Funds withheld liabilities	12	—	12	—
Total Financial liabilities	$203	$—	$13	$190

There were no transfers between Level 1 and Level 2 fair value hierarchies during the periods presented. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

Equity-Index Options — Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Available-for-sale fixed maturity Securities — These bonds use cost as the best estimate of fair value. They are valued at cost because the value would not change unless there is a fundamental deterioration in the portfolio. There is no observable market valuation price or third-party sources that provide market values for these securities since they are not publicly traded. The common and preferred stock are valued at market transaction, option pricing method, or guideline public company method based on the best available information.

Separately Managed Accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

Fair Value Information About Financial Instruments Not Recorded at Fair Value

Information about fair value estimates for financial instruments not measured at fair value is discussed below:

Mortgage Loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.

Separately Managed Accounts — The amounts reported in separately managed accounts consist primarily of notes and private equity. These investments are private placements and do not have a readily determinable fair value. The carrying value of the separately managed accounts is cost or market value, if available from the separately managed account manager. Market value is provided by the separately managed account manager in subsequent quarters. The Company believes that cost approximates fair value at initial recognition during the quarter of investment.

Policy Loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, as such the carrying value of policy loans approximates fair value.

Corporate and Subsidiary Borrowings — Corporate and Subsidiary Borrowings are carried at outstanding principal balance. The carrying value approximates fair value because the carrying value represents the amount owing and payable to the creditor at the balance sheet date.

Notes Payable — Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the balance sheet date.

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below:

AS AT DEC. 31, 2022 US$ MILLIONS	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Mortgage loans on real estate, net of allowance	3	$5,888	$5,637
Private loans, net of allowance	3	1,144	1,086
Policy loans	2	374	374
Separately managed accounts	3	127	127
Total financial assets		$7,533	$7,224
Financial liabilities
Corporate and Subsidiary Borrowings	3	$3,652	$3,625
Notes payable	3	151	151
Total financial liabilities		$3,803	$3,776

AS AT DEC. 31, 2021 US$ MILLIONS	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Mortgage loans on real estate, net of allowance	3	$390	$392
Private loans, net of allowance	3	294	297
Total financial assets		$684	$684
Financial liabilities
Corporate and Subsidiary Borrowings	3	$693	$693
Notes payable	3	151	151
Total financial liabilities		$844	$844
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2022 and 2021:

	2022		2021
AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$109	$—	$—	$—
Fair value changes in net income	(44)	—	—	—
Fair value changes in other comprehensive income	(183)	—	—	—
Acquisitions from business combination	489
Additions	2,570	—	109	—
Disposals	(451)	—	—	—
Balance, end of year	$2,490	$—	$109	$—
Certain comparative amounts have been reclassified to be consistent with the current year's presentation.

There were no transfers between Level 1, Level 2 or Level 3 during the years ended December 31, 2022 and December 31, 2021.

The following summarizes the fair value, valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs
Equity-index Option	Heston and Black-Scholes Valuation models	• Interest rate (risk-free rate assumptions) • Underlying equity quoted index prices
Available-for-sale fixed maturity securities	Corporate debt securities • Discounted cash flows (yield analysis) • Income approach • Price at cost	Corporate debt securities • Contractual cash flows • Duration • Call provisions • Weighted-average life • Risk premium • Coupon rate
	Collateralized debt securities • Broker quotes • Income approach	Collateralized debt securities • Contractual cash flows • Weighted-average coupon and maturity • Collateral type • Loss severity • Geography
Common shares, preferred shares and private equity	• Broker quotes • Income approach • Current Value Method ("CVM") • Guideline public company method[1]	• Security structure • Last Twelve Months ("LTM") Revenue Multiple[3] • Next Calendar Year ("NCY") Revenue Multiple[5] • NCY +1 EBITDA Multiple[4] • LTM EBITDA Multiple[2]
Separately managed accounts	Common Stock and Warrants • Guideline public company method uses price multiples from data on comparable public companies. • Option pricing method • CVM	Common Stock and Warrants • NCY Multiple • NCY +1 EBITDA Multiple[4] • LTM Revenue Multiple[3] • LTM EBITDA Multiple[2] • Term • Volatility • Discount for lack of marketability ("DLOM")
	Preferred Stock • Guideline public company method uses price multiples from data on comparable public companies. • CVM	Preferred Stock • NCY Revenue Multiple[5] • NCY +1 EBITDA Multiple[4] • LTM Revenue Multiple[3] • LTM EBITDA Multiple[2]
	Fixed Income • Discounted cash flows (yield analysis) • market transactions approach • CVM • Cost	Fixed Income • Discount rate • NCY EBITDA
1.Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
2.Last Twelve Months (“LTM”) EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12-month period.
3.LTM Revenue Multiple valuation metric shows revenue for the past 12-month period.
4.Next Calendar Year (“NCY”) EBITDA Multiple is the forecasted EBITDA expected to be achieved over the next calendar year.
5.NCY Revenue forecast revenue over the next calendar year.

NOTE 13. REINSURANCE
NER SPC and NER Ltd. are the reinsurers of the Company's operation. The reinsurance transactions are majorly structured as modco arrangements with reinsurance funds withheld.
The following table summarized the Company's reinsurance funds withheld, deposit liability, policyholders' account balances and embedded derivatives by accounting classification related to its reinsurance business.

AS AT DEC. 31, 2022 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,603	$4,049	$5,652
Embedded derivatives	17	137	154

Liability
Policyholders' account balance	$—	$5,652	$5,652
Embedded derivatives	—	181	181
Deposit liability	1,657	—	1,657

AS AT DEC.31, 2021 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,656	$3,164	$4,820
Embedded derivatives	(15)	(4)	(19)

Liability
Policyholders' account balance	$—	$4,487	4,487
Embedded derivatives		190	190
Deposit liability	1,682	—	1,682
The Company reinsures its business through a diversified group of reinsurers. However, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Premiums:
Direct premiums	$3,662	$1,017	$432
Reinsurance ceded	(651)	(1)	(1)
Net premiums	3,011	1,016	431

Claims and policyholder benefits:
Claims incurred and benefits paid	1,695	90	63
Reinsurance ceded	(384)	(18)	(25)
Net claims incurred and benefits paid	$1,311	$72	$38

NOTE 14. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company's separate account assets and liabilities:

AS AT AND FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022
Balance, beginning of year	$—
Acquisition from business combination	1,123
Policyholder deposits	44
Net investment income	32
Net realized capital gains on investments	(72)
Policyholder benefits and withdrawals	(66)
Net transfer to or from separate account	(10)
Policy charges	(6)
Total changes	1,045
Balance, end of year	$1,045
We had no separate account assets and liabilities for the years ended December 31, 2021 and 2020.

NOTE 15. DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following table presents a rollforward of deferred acquisition costs and value of business acquired for the periods indicated:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of year	$—	$710	$710
Acquisition from business combination	538	—	538
Additions	442	266	708
Amortization	(318)	(49)	(367)
Net change	$662	$217	$879
Balance, end of year	$662	$927	$1,589

AS AT AND FOR THE YEAR ENDED DEC. 31, 2021 US$ MILLIONS	Reinsurance	Total
Balance, beginning of year	$—	$—
Additions	720	720
Amortization	(10)	(10)
Net change	$710	$710
Balance, end of year	$710	$710
There were no deferred acquisition costs or value of business acquired in the year ended December 31, 2020.
Commissions comprise the majority of additions to deferred policy acquisition costs.

On May 25, 2022, American National was acquired by a wholly-owned subsidiary of the Company. The acquisition of American National resulted in a VOBA intangible asset of $538 million and an intangible liability of $913 million. The following table presents a rollforward of VOBA for the periods indicated:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	VOBA Asset	VOBA Liability
Balance, beginning of year	$—	$—
Acquisition from business combination	538	913
Amortization	(134)	(29)
Balance, end of year	$404	$884
The amortization of positive VOBA and negative VOBA are recorded in "net changes in deferred policy acquisition cost" and "claims and policyholder benefits" in the statements of operations.
There were no VOBA assets or liabilities in 2021 or 2020.
The following table provides the projected VOBA amortization expenses for a five-year period and thereafter:

Years	VOBA Asset	VOBA Liability
2023	$71	$53
2024	31	51
2025	28	48
2026	25	46
2027	23	43
Thereafter	226	643
Total amortization expense (credit)	$404	$884

NOTE 16. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the future policy benefits in the statements of financial position is as follows.

AS AT DEC.31, 2022 AND DEC 31, 2021 US$ MILLIONS	2022	2021
Liability of future policy benefits
Direct Insurance	$3,136	$—
Pension Risk Transfer	2,964	2,171
Deferred profit liability		—
Direct Insurance	24	—
Pension Risk Transfer	187	158
Other contracts and VOBA	1,700	—
Total future policy benefits	$8,011	$2,330

a.Future Policy Benefits
The balances and changes in the liability for future policy benefits are as follows:

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Present value of Expected Net Premiums
Balance at current discount rate, beginning of year	$—	$—	$—
Beginning balance at original discount rate	—	—	—
Effect of changes in cash flow assumptions	—	—	—
Effect of actual variances from expected experience	—	—	—
Adjusted beginning of period balance	—	—	—
Acquisition from business combination	4,142	—	4,142
Issuances	140	—	140
Interest accrual	58	—	58
Net premiums collected	(252)	—	(252)
Ending balance at original discount rate	4,088	—	4,088
Effect of changes in discount rate assumptions	(313)	—	(313)
Balance, end of year	$3,775	$—	$3,775

Present value of Expected Future Policy Benefits
Balance at current discount rate, beginning of year	$—	$2,171	$2,171
Beginning balance at original discount rate	—	2,071	2,071
Effect of changes in cash flow assumptions	—	—	—
Effect of actual variances from expected experience	—	4	4
Adjusted beginning of period balance	—	2,075	2,075
Acquisition from business combination	7,614	—	7,614
Issuances	139	1,528	1,667
Interest accrual	104	63	167
Benefit payments	(311)	(142)	(453)
Effect of foreign exchange	—	(219)	(219)
Ending balance at original discount rate	7,546	3,305	10,851
Effect of changes in discount rate assumptions	(635)	(353)	(988)
Effect of foreign exchange	—	11	11
Balance, end of year	6,911	2,963	9,874
			—
Net liability for future policy benefits	3,136	2,964	6,100
Less: Reinsurance recoverables	(64)	(88)	(152)
Net liability for future policy benefits, after reinsurance recoverable	$3,072	$2,876	$5,948

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Pension Risk Transfer	Total
Present value of Expected Future Policy Benefits
Balance at current discount rate, beginning of year	$1,195	$1,195
Transition impacts	126	$126
Beginning balance at original discount rate	1,115	1,115
Effect of actual variances from expected experience	(15)	(15)
Adjusted beginning of period balance	1,100	1,100
Issuances	1,000	1,000
Interest accrual	40	40
Benefit payments	(71)	(71)
Effect of foreign exchange	2	2
Ending balance at original discount rate	2,071	2,071
Effect of changes in discount rate assumptions	97	97
Effect of foreign exchange	3	3
Balance, end of year	2,171	2,171

Net liability for future policy benefits	2,171	2,171
Less: Reinsurance recoverables	(142)	(142)
Net liability for future policy benefits, after reinsurance recoverable	$2,029	$2,029
As at December 31, 2022, there was no present value of expected net premiums.
There were no present value of expected net premiums or net liability for future policy benefits after reinsurance recoverable for the years ended December 31, 2021 and December 31, 2020.

AS AT DEC 31, 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer
Weighted-average liability duration of the liability for future policy benefits (years)	13	9

AS AT DEC 31, 2021 US$ MILLIONS	Direct Insurance	Pension Risk Transfer
Weighted-average liability duration of the liability for future policy benefits (years)	—	10

The amount of undiscounted expected gross premiums and expected future benefit payments follows:

AS AT DEC. 31 US$ MILLIONS	2022	2021	2020
Direct Insurance
Expected future benefit payments	$14,524	$—	$—
Expected future gross premiums	9,604	—	—

Pension Risk Transfer
Expected future benefit payments	5,023	3,008	1,195
Expected future gross premiums	—	—	—

Total
Expected future benefit payments	19,547	3,008	1,195
Expected future gross premiums	9,604	—	—
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	Gross Premiums or Assessments			Interest Expense
	2022	2021	2020	2022	2021	2020
Direct Insurance	$327	$—	$—	$47	$—	$—
Pension Risk Transfer	1,557	1,017	432	68	45	29
The weighted-average interest rate follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Direct Insurance
Interest accretion rate	5%	—%
Current discount rate	5%	—%

Pension Risk Transfer
Interest accretion rate	3%	4%
Current discount rate	5%	1%

b.Deferred Profit Liability
For limited-pay products, gross premiums received in excess of net premiums are deferred at initial recognition as deferred profit liability (“DPL”). The assumptions and reflection of experience for DPL will be consistent with those used in the liability for future policy benefits, including the remeasurement methodology. The discount rate used in calculating DPL will be consistent with the locked-in rate used for the liability for future policy benefits.
DPL is amortized in income on a constant basis in relation with benefit payments. For life contingent payout annuities DPL is amortized over expected future benefit payments.

For limited payment traditional life permanent contracts, DPL is amortized over face amount for limited payment traditional life permanent contracts.

AS AT AND FOR THE YEAR ENDED DEC 31, 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Balance, beginning of year, at locked-in discount rate	$—	$158	$158
Effect of actual variances from expected experience	4	(8)	(4)
Adjusted beginning of period balance	4	150	154
Issuances	—	51	51
Profits deferred	20	—	20
Interest accrual	—	5	5
Amortization	—	(6)	(6)
Effect of foreign exchange		(13)	(13)
Balance, end of year, at locked-in discount rate	$24	$187	$211

AS AT AND FOR THE YEAR ENDED DEC 31, 2021 US$ MILLIONS	Pension Risk Transfer	Total
Balance, beginning of year, at locked-in discount rate	$57	$57
Transition impacts	80	80
Adjusted balance, beginning of year	137	137
Effect of actual variances from expected experience	(6)	(6)
Adjusted beginning of period balance	131	131
Issuances	26	26
Interest accrual	2	2
Amortization	(2)	(2)
Effect of foreign exchange	1	1
Balance, end of year, at locked-in discount rate	$158	$158

AS AT AND FOR THE YEAR ENDED DEC 31, 2020 US$ MILLIONS	Pension Risk Transfer	Total
Balance, beginning of year, at locked-in discount rate	$41	$41
Effect of changes in locked-in discount rate	—	—
Effect of changes in cash flow assumptions	—	—
Effect of actual variances from expected experience	—	—
Adjusted beginning of period balance	41	41
Issuances	17	17
Interest accrual	1	1
Amortization	(3)	(3)
Effect of foreign exchange	1	1
Balance, end of year, at locked-in discount rate	$57	$57

NOTE 17. POLICYHOLDERS' ACCOUNT BALANCES
Policyholders' account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.
The balances and changes in policyholders' account balances follow.

AS AT AND FOR THE YEAR ENDED DEC 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of year	$—	$4,677	$4,677
Acquisition from business combination	13,802	—	13,802
Issuances	1,111	327	1,438
Premiums received	252	1,032	1,284
Policy charges	(215)	(28)	(243)
Surrenders and withdrawals	(861)	(207)	(1,068)
Interest credited	155	32	187
Other	64	—	64
Balance, end of year	$14,308	5,833	20,141

Weighted-average crediting rate	1%	1%
Net amount at risk	$36,212	$597
Cash surrender value	12,593	5,177

AS AT AND FOR THE YEAR ENDED DEC 31, 2021 US$ MILLIONS	Reinsurance	Total
Balance, beginning of year	$—	$—
Issuances	19	19
Premiums received	279	279
Policy charges	(7)	(7)
Surrenders and withdrawals	(63)	(63)
Interest credited	8	8
Other	4,441	4,441
Balance, end of year	$4,677	$4,677

Weighted-average crediting rate	1%
Net amount at risk	$328
Cash surrender value	4,082

The reconciliation of policyholders' account balances to the policyholders' account balances' liability in the statements of financial position follows.

AS AT DEC.31, 2022 AND DEC 31, 2021 US$ MILLIONS	2022	2021
Direct Insurance	$14,308	$—
Reinsurance	5,833	4,677
Total	$20,141	$4,677
The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS AT DEC. 31, 2022 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Total
Direct Insurance	1% - 2%	$4,284	$531	$2,735	$2,529	$10,079
	2% - 3%	1,583	565	342	66	2,556
	Greater than 3%	607	8	5	—	620
	Total	$6,474	$1,104	$3,082	$2,595	$13,255

Reinsurance	0.5% - 0.75%	$—	$407	$199	$1	$607
	0.75% - 1%	—	—	—	—	—
	Greater than 1%	—	—	11	—	11
	Total	$—	$407	$210	$1	$618

AS AT DEC. 31, 2021 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Total
Reinsurance	0.5% - 0.75%	$—	$273	$176	$—	$449
	0.75% - 1%	—	—	—	—	—
	Greater than 1%	—	—	—	—	—
	Total	$—	$273	$176	$—	$449

NOTE 18. MARKET RISK BENEFITS
The net balance of market risk benefit asset and liabilities of and changes in guaranteed minimum withdrawal benefits associated with annuity contracts follow.

AS AT AND FOR THE YEAR ENDED DEC 31, 2022 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Beginning balance before effect of changes in the instrument-specific credit risk	$—	$68	$68
Effect of changes in the beginning instrument-specific credit risk	44	(1)	43
Attributed fees collected	5	23	28
Interest accrual	2	1	3
Adjustment from deterministic to stochastic	12	3	15
Effect of experience variance	(4)	(2)	(6)
Effect of changes in financial assumptions	(119)	(75)	(194)
Effect of changes in the ending instrument-specific credit risk	(70)	28	(42)
Issuance and other	174	25	199
Ending balance, net	44	70	114
Reinsurance recoverable, end of year	—	—	—
Balance, end of year, net of reinsurance	$44	$70	$114
Net amount at risk	$453	$597
Weighted-average attained age of contract holders amounted	64	66

AS AT AND FOR THE YEAR ENDED DEC 31, 2021 US$ MILLIONS	Reinsurance	Total
Beginning balance before effect of changes in the instrument-specific credit risk	$54	$54
Attributed fees collected	5	5
Adjustment from deterministic to stochastic	(6)	(6)
Effect of experience variance	12	12
Effect of changes in financial assumptions	1	1
Effect of changes in the ending instrument-specific credit risk	1	1
Issuance	1	1
Ending balance, net	68	68
Reinsurance recoverable, end of year	—	—
Balance, end of year, net of reinsurance	$68	$68
Net amount at risk	$328
Weighted-average attained age of contract holders amounted	66
The Company had no market risk benefits in the year ended December 31, 2020.

The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the market risk benefits amount in the statements of financial position follows.

AS AT DEC.31 US$ MILLIONS	2022			2021
	Asset	Liability	Net	Asset	Liability	Net
Direct insurance	$10	$54	$44	$—	$—	$—
Reinsurance	—	70	70	—	68	68
Total	$10	$124	$114	$—	$68	$68

NOTE 19. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“claims”) for health and property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National’s historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the statements of operations in the year in which the changes occur. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022
Unpaid claims balance, beginning	$1,496
Less: Reinsurance recoverables	281
Net beginning balance	1,215
Incurred related to
Current	831
Prior years	(31)
Total incurred claims	800
Paid claims related to
Current	555
Prior years	196
Total paid claims	751
Net balance	1,264
Plus: Reinsurance recoverables	305
Unpaid claims balance, ending	$1,569
The net and gross reserve calculations have shown favourable development as a result of favourable loss emergence compared to what was implied by the loss development patterns used in the original estimation of losses in prior years. Estimates for ultimate incurred claims attributable to insured events of prior years decreased by approximately $31 million during the year of 2022. The favourable development in 2022 was a reflection of lower liability claim settlement costs emerging from commercial automotive, agribusiness, and private passenger automobile lines of business.

The following is information about incurred and paid claims development at December 31, 2022. Such amounts are presented net of reinsurance, and are not discounted. The tables present claims development and cumulative claim payments by incurred year. The development tables are only presented for significant short-duration product liabilities. The information about incurred and paid claims development prior to 2022 is presented as supplementary information.

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$503	$489	$481	$474	$467	$465	$463	$462	$461	$460
2014		485	462	456	448	450	447	446	445	445
2015			481	475	469	469	464	464	464	463
2016				531	518	513	509	504	501	502
2017					579	578	570	564	564	562
2018						698	683	658	648	643
2019							713	701	681	669
2020								704	670	651
2021									1,109	1,098
2022										1,237
									Total	$6,730

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance
	Years ended December 31,
	(unaudited)
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$217	319	375	412	431	440	449	451	454	455
2014		192	300	350	387	413	426	432	435	437
2015			187	301	359	402	431	442	447	451
2016				216	333	394	438	458	474	482
2017					232	392	456	490	512	528
2018						285	467	529	565	591
2019							290	469	531	574
2020								303	466	523
2021									618	863
2022										690
									Total	$5,594
All outstanding liabilities before 2013, net of reinsurance										32
Liabilities for claims and claim adjustment expenses, net of reinsurance										$1,169
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses at December 31, 2022 was $16 million. We had no short-duration insurance as at December 31, 2021.

NOTE 20. CORPORATE AND SUBSIDIARY BORROWINGS
The company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $500 million. The credit facilities bear interest at the specified SOFR, CDOR, or bankers’ acceptance rate plus a spread and have a maturity date of June 2027. As at December 31, 2022, $356 million was drawn on the bilateral credit facilities.
The company has a $1.0 billion 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at December 31, 2022, the facility had $804 million outstanding.
In April 2022, the Company entered into a $1.0 billion 364-day secured facility. As at December 31, 2022, the facility was fully drawn.
The facilities require the Company to maintain a minimum net worth covenant. As at December 31, 2022, the Company was in compliance with its financial covenants.
The Company also has a revolving credit facility with Brookfield that, as at December 31, 2022, permitted borrowings of up to $400 million. As at December 31, 2022, there were no amounts drawn on the facility.
Subsidiary borrowings of $1.5 billion relate to debt issued at American National. $1.0 billion matures in 2027 and the remaining $500 million matures in 2032.
The following is the maturity by year on corporate borrowings and subsidiary borrowings:

	Payments due by year
AS AT DEC. 31 2022 US$ MILLIONS	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Corporate borrowings	2,160	1,810	—	350	—
Subsidiary borrowings	1,492	—	—	1,000	492
NOTE 21. INCOME TAXES
Income taxes are recognized for the amount of taxes payable by the company’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.
The company's income tax expense is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Current tax:
Current tax on profits for the year	$36	$—	$1
Adjustments in respect of prior years	(15)	—	—
Total current tax expense	21	—	1
Deferred tax:
Origination and reversal of temporary differences	(4)	(1)	2
Adjustments in respect of prior years	14	—	—
Total deferred tax expense	10	(1)	2
Total income tax expense (recovery)	$31	$(1)	$3

Income taxes are recognized for the amount of taxes payable by the Company’s corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.

The below reconciliation has been prepared using a statutory income tax rate, which is calculated using domestic tax rates applicable to the jurisdictions in which the company’s corporate subsidiaries operate in the given year.

The Company’s income tax expense is reconciled as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Net (loss) income before income tax	532	(113)	10
Income tax at statutory tax rate	87	(7)	3

Tax effect of:
International operations subject to different tax rates	(59)	6	—
Other	3	—	—

Total income tax expense (recovery)	$31	$(1)	$3
The company’s effective tax rate is different from the Company’s statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Statutory income tax rate	16.4%	6.4%	26.5%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(11.2)%	(5.9)%	—%
Other	0.8%	—%	—%
Effective income tax rate	5.8%	0.5%	26.5%
The gross movement on the deferred tax asset is as follows:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Deferred tax asset, beginning of year	$44	$—
Recognized in net income (loss)	(10)	1
Business combination	369	2
Recognized in equity	86	21
Foreign exchange and other	1	20
Deferred tax assets, end of year	$490	$44
Deferred tax asset recognized relates to the following temporary differences:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Non-capital loss carryforwards	$7	$18
Investments	430	1
Future policy benefits	(31)	21
Participating policyholder liabilities	55	—
Deferred acquisition costs	38	—
Tax credit carryforwards	4	2
Other	(13)	2
Deferred tax asset	$490	$44

The company evaluates the deferred tax asset based on, amongst other factors, historical operating results, expectation of future profitability, and the duration of the applicable statutory carryforward periods for tax attributes. Based on the evaluation of the deferred tax asset as of December 31, 2022, the company determined that the deferred tax asset would be realized within the applicable statutory carryforward period.
Income tax recovery recognized in other comprehensive income consist of the following:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Fair value through OCI securities	$271	$16	$(12)
Other	(187)	(26)	—
Total income tax recovery in other comprehensive income	$84	$(10)	$(12)

NOTE 22. SHARE CAPITAL
As at December 31, 2022 and 2021, the Company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $33.70 per share;
ii.500,000,000 Exchangeable Class A-1 Limited Non-Voting Shares with a par value of $33.70 per share;
iii.500,000 Class B Limited Voting Shares with a par value of $33.70 per share;
iv.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
v.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
vi.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;

The share capital of the Company as at December 31, 2022 and December 31, 2021 comprises the following:

	December 31, 2022		December 31, 2021
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	9,594,989	$422	10,877,989	$535
Class B shares	24,000	1	24,000	1
Class C shares	40,934,623	1,467	23,544,548	963
The movement of shares issued and outstanding is as follows:
\

AS AT AND FOR THE YEAR ENDED DEC.31, 2022	Class A exchangeable shares	Class B shares	Class C shares
Outstanding, beginning of year	10,877,989	24,000	23,544,548
Issued (Repurchased)
Issuances	—	—	17,390,075
Repurchases	(1,283,000)	—	—
Outstanding, end of year	9,594,989	24,000	40,934,623

AS AT AND FOR THE YEAR ENDED DEC.31, 2021	Class A exchangeable shares	Class B shares	Class C shares
Outstanding, beginning of year	—	—	—
Issued (Repurchased)
Issuances	10,877,989	24,000	23,544,548
Repurchases	—	—	—
Outstanding, end of year	10,877,989	24,000	23,544,548
On May 25, 2022, the Company issued 11,270,466 class C shares for $450 million to Brookfield.
On November 4, 2022, Brookfield converted its holdings of 675,000 Brookfield Reinsurance class A exchangeable shares for $27 million into 1,066,471 class C shares.
On December 1, 2022, Brookfield converted its holdings of 608,000 Brookfield Reinsurance class A exchangeable shares for $24 million into 5,053,138 class C shares.

NOTE 23. REDEEMABLE JUNIOR PREFERRED SHARES
As at December 31, 2022 and 2021, the Company is authorized to issue:
i.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
ii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.
The redeemable junior preferred shares of the Company as at December 31, 2022 and December 31, 2021 comprises the following:

	December 31, 2022		December 31, 2021
	Number of shares	Value	Number of shares	Value
Issued
Class A junior preferred shares	100,460,280	$2,580	—	—

The movement of shares issued and outstanding is as follows:\

AS AT AND FOR THE YEAR ENDED DEC.31, 2022	Number of shares	Carrying value
Outstanding, beginning of year	—	—
Issuances	100,460,280	$2,512
Dividends	—	68
Outstanding, end of year	100,460,280	$2,580
On May 25, 2022, the Company issued 98,351,547 class A junior preferred shares for $2.5 billion to Brookfield. On December 9, 2022, the Company issued 2,108,733 class A junior preferred shares for $53 million to Brookfield. As at December 31, 2022, the redemption value equals to the carrying value.

NOTE 24. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2022	2021
Net income (loss) for the year	$501	$(112)
Dividends on Class A junior preferred shares	(68)	—
	433	(112)
Attributable to:
Brookfield Corporation	—	(17)
Class A exchangeable and Class B shareholders	6	3
Class C shareholders	425	(98)
Non-controlling interests	2	—
Weighted average shares – Class C shares	30,919,577	19,903,823
Earnings per share per class C share - basic	$13.75	$(4.92)
NOTE 25. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

FOR THE YEAR ENDED DEC. 31, 2022 US$ MILLIONS	Net unrealized gains (losses) on securities	Foreign currency adjustment	Change in discount rate used to measure LFPB	Change in FV of MRB	Others	Total
Balance at January 1, 2022	$35	$1	$(63)	$(1)	$(5)	$(33)
Amounts reclassified to (from) AOCI	(21)	—				(20)
Unrealized gain (losses) arising during the period	(1,303)	—	751	—	—	(552)
Foreign currency adjustment	—	(2)	—	—	—	(2)
Deferred income tax recovery (expense) and other	271	—	(181)	(6)	—	84
Balance at December 31, 2022	$(1,018)	$(1)	$507	$(7)	$(4)	$(523)

FOR THE YEAR ENDED DEC. 31, 2021 US$ MILLIONS	Net unrealized gains (losses) on securities	Foreign currency adjustment	Change in discount rate used to measure LFPB	Change in FV of MRB	Others	Total
Balance at January 1, 2021	$50	$4	$—	$—	$—	$54
Opening adjustment	—	(1)	(134)	—		(135)
Unrealized gain (losses) arising during the period	(30)	—	97	(1)	(5)	61
Foreign currency adjustment	(1)	(2)	—	—	—	(3)
Deferred income tax recovery (expense) and other	16	—	(26)	—	—	(10)
Balance at December 31, 2021	$35	$1	$(63)	$(1)	$(5)	$(33)

FOR THE YEAR ENDED DEC. 31, 20220 US$ MILLIONS	Net unrealized gains (losses) on securities	Foreign currency adjustment	Change in discount rate used to measure LFPB	Others	Total
Balance at January 1, 2020	$15	$1	$—	$—	$16
Unrealized gains (losses) arising during the period	47	—	—	—	47
Foreign currency adjustment		3	—	—	3
Deferred income tax recovery (expense) and other	(12)	—	—	—	(12)
Balance at December 31, 2020	$50	$4	$—	$—	$54

NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
a)Brookfield Reinsurance agreements
As described in Note 1, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. As of December 31, 2022, there were no amounts drawn under the equity commitment.
In 2021, the Company entered into a credit agreement with Brookfield (the “Brookfield Credit Agreement”) as lender for a three-year revolving credit facility which subsequently increased to $400 million in March 2022. As of December 31, 2022, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.

The following table reflects the related party agreements and transactions for the years ended December 31 in the statements of operations:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
Credit agreement fees with Brookfield	$—	$—
Support agreement fees with Brookfield	—	—
Rights agreement fees to Brookfield	—	—
Administration fees with Brookfield	2.0	0.4
Investment management fees to Brookfield Asset Management	40.0	4.0
Brookfield licensing agreement fees	—	—

Outsourcing fees paid to Brookfield	1.0	0.3
Outsourcing arrangements payable	0.7	0.5
b)Other related party transactions
All the related party transactions are recorded in other assets or due to related party on the statements of financial positions.
On March 10, 2020, BAC, a wholly owned subsidiary of the Company, entered into lease and building service arrangements with Brookfield Properties (Canada) Inc. and BPO Ontario Properties Ltd. (collectively, “BPO”), subsidiaries of Brookfield. The amount paid to BPO for the leased office facilities and building maintenance for the year ended December 31, 2022 totaled $0.7 million (December 31, 2021 – $0.4 million). As at December 31, 2022, lease liabilities relating to this arrangement were $1 million (December 31, 2021 – $1 million).
On January 7, 2022, Brookfield International Holdings Inc. ("BIHI"), a subsidiary of Brookfield, issued a $255 million loan to NER SPC, a wholly owned subsidiary of the Company. This amount was fully repaid during the year.
On December 23, 2022, Brookfield Reinsurance Investments LP ("BRILP"), a subsidiary of the Company, entered into two loan agreements with the subsidiaries of Brookfield in the amount of $100 million and CAD $300 million, respectively. During the year, NER SPC made a $379 million full repayment and interest of its outstanding loan balance with BIHI.
During the year, Brookfield Treasury Management Inc. ("BTMI"), a wholly owned subsidiary of the Company, advanced BAM Re Holdings $269 million via promissory notes. BAM Re Holdings made a $50 million partial repayment of its outstanding loan balance with BTMI.

During the year, subsidiaries of the Company purchased investments of $3.3 billion from Brookfield and its subsidiaries. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
As at December 31, 2022, the Company and its subsidiaries held investments in affiliated companies in total of $4 billion.
The company had $779 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at December 31, 2022 (December 31, 2021 – $64 million).

NOTE 27. SEGMENT REPORTING
During the second quarter of 2022, the Company acquired American National and thus, reporting to the CODM was changed and now include three segments: Direct Insurance, Reinsurance and PRT. Effective as of the second quarter of 2022, the Company’s operations are organized into three operating segments: Direct Insurance, Reinsurance, and PRT. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance.

Prior to the acquisition of American National, the Company had two segments in 2021, namely Reinsurance and PRT; and one segment of PRT in 2020.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( "Distributable Operating Earnings", or "DOE").
Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of our share of adjusted earnings from our investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE YEAR ENDED DEC. 31 2022 US$ MILLIONS	Reinsurance[1]	Pension Risk Transfer[2]	Direct Insurance[3]	Total
Net premiums and other policy related revenues	$—	$1,555	$1,456	$3,011
Other net investment income, including funds withheld	277	120	717	1,114
Segment revenues	277	1,675	2,173	4,125
Benefits paid on insurance contracts, net	(207)	(156)	(1,189)	(1,552)
Changes in insurance reserves, net	68	(1,483)	248	(1,167)
Interest credited to other policyholder account balances	—	—	(156)	(156)
Other insurance and reinsurance expenses	(78)	—	(413)	(491)
Changes in deferred acquisition costs	—	—	122	122
Operating expenses excluding transactions costs	(21)	(15)	(329)	(365)
Interest expense	—	—	(41)	(41)
Current income tax (expense) recovery	—	—	(21)	(21)
Segment DOE	39	21	394	454
Depreciation expense				(13)
Income tax expenses				(10)
Transaction costs				(31)
Market risk benefit				127
Mark-to-market on investments and derivatives				(26)
Net income				$501

1.Net premiums in the Reinsurance segment are attributed to insurance contracts assumed from other companies.
2.Net premiums in the PRT segment include $2 million of insurance contracts ceded to other counterparties.
3.Net premiums in the Direct Insurance segment include $649 million of insurance contracts ceded to other counterparties.

FOR THE YEAR ENDED DEC. 31 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Total
Net premiums	$—	$1,016	$1,016
Other net investment income, including funds withheld	22		22
Segment revenues	22	1,016	1,038
Benefits paid on insurance contracts, net	(42)	—	(42)
	—		—
Changes in insurance reserves, net	49	(993)	(944)
Other insurance and reinsurance expenses	(9)		(9)
Operating expenses excluding transactions costs	(6)	(12)	(18)
Interest expense	(1)		(1)
Segment DOE	13	11	24
Income tax expenses			(2)
Transaction costs			(8)
Mark-to-market on investments and derivatives			(126)
Net income			$(112)

FOR THE YEAR ENDED DEC. 31 2020 US$ MILLIONS	Pension Risk Transfer	Total
Net premiums	$431	$431
Other net investment income, including funds withheld	30	30
Segment revenues	461	461
Benefits paid on insurance contracts, net	(453)	(453)
Other corporate expenses	(6)	(6)
Current income tax expense	(1)	(1)
Segment DOE	1	1
Mark-to-market on investments and derivatives		6
Net income		$7
Our Direct Insurance business involves direct origination of insurance policy including life, annuity, health and property and casualty products. Total premium revenues recorded within our Direct Insurance segment for the year ended December 31, 2022 were from transactions with U.S. retail customers.
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers. All existing reinsurance contracts are with U.S. based insurance companies. Total premium revenues recorded within our Reinsurance segment for the year ended December 31, 2022 were from transactions with two United States ceding companies and represented 27% (2021 - 63%) and 1% (2021 - 22%) of total premium revenues,respectively.
Our PRT business specializes in North American defined benefit pension plan assets. Total premium revenues recorded within our PRT segment for the years ended December 31, 2022, 2021 and 2020 were from Canadian counterparties, with the exception of one PRT transaction closed in late 2022 for $2 million dollars with a U.S. corporate sponsor.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT DEC.31, 2022 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$9,316	$3,420	$29,541	$1,181	$43,458
Liabilities	7,644	3,216	25,786	2,547	39,193
Equity and other	1,672	204	3,755	(1,366)	4,265

AS AT DEC.31, 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$8,007	$2,487	$—	$1,083	$11,577
Liabilities	6,890	2,356	—	986	10,232
Equity and other	1,117	131	—	97	1,345

AS AT DEC.31, 2020 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$—	$1,414	$—	$—	$1,414
Liabilities	—	1,285	—	—	1,285
Equity	—	129	—	—	129
1.Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021
United States	$1,696	$1,088
Canada	66	31
Bermuda	8	—
Cayman Islands	174	181
Total non-current assets	$1,944	$1,300
NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As at December 31, 2022, subsidiaries of the Company had investment commitment agreements with third parties to the maximum of approximately $5.4 billion exclusive of taxes and other operating expenses (December 31, 2021 - $463 million). As at December 31, 2022, the total unfunded commitment amounts were $2.8 billion.
American National and its subsidiaries lease insurance sales office space, technological equipment, and automobiles. The remaining long-term lease commitments at December 31, 2022 were approximately $10 million and are included in the Company’s Statements of Financial Position within other liabilities.
American National had aggregate commitments at December 31, 2022 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $2.0 billion of which $1.3 billion is expected to be funded in 2023, with the remainder funded in 2024 and beyond. American National had outstanding letters of credit in the amount of $4 million as of December 31, 2022.
Federal Home Loan Bank (FHLB) Agreements
The company has access to the FHLB’s financial services including advances that provide an attractive funding source for short term borrowing and for access to other funding agreements. As of December 31, 2022, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $14 million and commercial mortgage loans of approximately $1.3 billion were on deposit with the FHLB as collateral for borrowing. As of December 31, 2022, the collateral provided borrowing capacity of approximately $776 million. The deposited securities and commercial mortgage loans are included in the Company’s Statements of Financial Position within fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.

Guarantees
American National has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by American National. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, American National would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of December 31, 2022, was approximately $121 million, while the total cash value of the related life insurance policies was approximately $143 million.
Litigation
American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the Company’s Statements of Financial Position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the midpoint of the range.

NOTE 29. SUBSEQUENT EVENTS
On February 8, 2023, the Company announced a definitive merger agreement to acquire Argo Group International Holdings, Ltd. ("Argo") in an all-cash transaction for approximately $1.1 billion. The merger is expected to close in the second half of 2023, subject to approval by Argo shareholders and other closing conditions.
Since December 31, 2022, the Company has issued 1,165,000 of class A shares from treasury to third-parties in exchange for 1,165,000 Brookfield shares. The shares were distributed to Brookfield as a dividend on its class C shares, valued at $38 million. During this time, Brookfield also converted its holdings of 309,307 Brookfield Reinsurance class A exchangeable shares valued at $10 million into 380,268 class C shares.

Additionally, in April 2023, the Company repaid $500 million of its 364-day secured facility on maturity with the remaining $500 million extended for an additional 364 days, now maturing in April 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”), covers the financial position as of December 31, 2022 and 2021 and the results of operations for the years ended December 31, 2022, 2021 and 2020. The information in this MD&A should be read in conjunction with the Combined Consolidated Financial Statements (“the financial statements”) prepared in conformity with accounting principles generated accepted in the United States of America (“GAAP”) as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.
On December 14, 2022, the Company changed its name from Brookfield Asset Management Reinsurance Partners Ltd. to Brookfield Reinsurance Ltd. and changed its trading symbol from "BAMR" to "BNRE".
Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “company” means Brookfield Reinsurance Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation (formerly Brookfield Asset Management Inc.), its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information”.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. It operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our Direct Insurance, Reinsurance, and Pension Risk Transfer ("PRT"). Refer to the "Lines of Business" section of the MD&A for further details on our operating segments' business.
Continuity of Interest
Our company was established on December 10, 2020 by Brookfield, and on June 28, 2021 Brookfield completed the Spin-off of the Company by way of a special dividend to holders of Brookfield’s Class A and Class B Limited Voting Shares. Prior to the Spin-off, Brookfield controlled the portion of our business that was spun off to form our company (the “Business”). The Business transferred in connection with the Spin-off represented common control transactions recorded at historical carrying values. In accordance with the Company accounting policy, the Company has reflected the Business in its financial position and results of operations using Brookfield’s carrying value, prior to the Spin-off. To reflect this continuity of interest, the financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the Company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the Company, including the adjustments associated with the Spin-off and the execution of several agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

Basis of Presentation
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC ("NER SPC"), Brookfield Annuity Company ("BAC") and American National Group, LLC. (“American National”).
Through its operating subsidiaries, our company offers a broad range of insurance products and services to individuals and institutions, including life insurance, individual and group annuities, health insurance, credit insurance and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The principal operating entities of the Company generally maintain their own independent management and infrastructure.
The following financial data is derived from our financial statements that are prepared in accordance with GAAP, except as noted herein. Non-GAAP measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.

Key Financial Data
The following present key financial data of the Company:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Total assets	$43,458	$11,577	$1,415
Net income (loss)	501	(112)	7
Adjusted equity[1]	4,788	1,378	75
Distributable Operating Earnings[1,2]	388	30	1

1.Distributable operating earnings and adjusted equity are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.
2.Distributable operating earnings for the year ended 2022 is inclusive of $31 million of net corporate costs relating to activities outside of our three operating segments (2021 - $8 million; 2020 - $Nil)

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the years ended December 31, 2022, 2021 and 2020.

	Year Ended
FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Net premiums	3,011	1,016	431
Other policy revenue	224	—	—
Net investment income	978	76	29
Investment related gains (losses)	(185)	(55)	9
Net investment results from funds withheld	281	4	—
Total revenues	4,309	1,041	469

Policyholder benefits and claims incurred	(2,852)	(1,065)	(453)
Interest sensitive contract benefits	(357)	(60)	—
Commissions for acquiring and servicing policies	(413)	—	—
Net change in deferred policy acquisition costs	339	30	—
Change in market risk benefits	127	(12)	—
Other reinsurance expenses	(78)	(11)	—
Operating expenses	(439)	(35)	(6)
Interest expense	(104)	(1)	—
Total benefits and expenses	(3,777)	(1,154)	(459)
Net income (loss) before income taxes	532	(113)	10
Income tax expense	(31)	1	(3)
Net income (loss) for the year	$501	$(112)	$7
2022 vs. 2021
For the year ended December 31, 2022, we reported net income of $501 million, compared to a net loss of $112 million in the prior year.
Net premiums and other policy revenue of $3.2 billion increased by $2.2 billion for the year ended December 31, 2022, relative to 2021. During the year, the Company closed 28 PRT deals, representing $1.6 billion of premiums (December 31, 2021 – 26 deals, $1.1 billion premiums). We recorded $1.7 billion of premiums and other policy revenues related to American National, for the period following the close of the acquisition on May 25, 2022.
Net investment income, including funds withheld increased by $1.2 billion for the year ended December 31, 2022, relative to the same period in 2021. Net investment income is comprised of interest and dividends received on financial instruments, equity investments and other miscellaneous fee income. Interest and dividends received increased as a result of the growth in our investment portfolio and capital redeployed within recently closed transactions, as well as rising interest rates. Across each of our business segments, we deployed the capital from transactions closed during the year into accretive, higher yielding investments, driving a step up in our net investment spreads. During the year, across our Direct Insurance, Reinsurance and PRT businesses we redeployed approximately $7 billion of existing assets (2021 – $5 billion).
The Company incurred investment related losses of $185 million in 2022, compared to $55 million in 2021. The higher losses were mainly as a result of higher realized losses on fixed maturity securities sold to reinvest into more accretive opportunities, as well as increases in the allowance of credit loss on our loan portfolio The losses were partially offset by gains from growth in the investment portfolio and capital redeployment, as well as realized gains on the unwind of corporate hedges, which totaled $108 million in the year.

Net investment results from funds withheld was a gain of $281 million in 2022, compared to $4 million in 2021. The unrealized net investment loss of $421 million (2021 - loss of $19 million) recorded in the year is primarily due to unrealized gains from embedded derivatives recorded within our reinsurance funds withheld assets.
Claims and policyholder benefits increased by $1.8 billion for the year ended December 31, 2022, relative to 2021. The increase is due to contributions from American National, representing $1.2 billion, as well as an increase from prior year within our existing reinsurance and PRT businesses as a result of the two reinsurance transactions closed in the third and fourth quarters of 2021 and an increase in annuitants in-pay in new PRT business since the prior year.
Interest sensitive contract benefits represent interest credited to policyholders' account balances from our investment contracts with customers, as well as amortization of deferred revenue. Commissions for acquiring and servicing policies represent any sales commission payments or incremental costs of obtaining the contract that are amortized over the contract term subsequent to initial capitalization. The amounts increased by $297 million and $413 million, respectively, as a result of the acquisition of American National.
The change in deferred acquisition costs increased by $103 million compared to the same period in 2021, as a result of amortization of capitalized reinsurance costs associated with flow business within our Reinsurance segment, as well as new business written at American National for the period from May 25, 2022 to December 31, 2022.
Change in fair value of market risk benefit represents the mark-to-market movements of our liability based on protection to the policyholder from capital market risk. The gain of $127 million in the period is primarily due to change in interest rate used in the valuation of these liabilities.
Other reinsurance expenses, which includes ceding commissions and sales inducements, increased by $67 million in 2022 compared to 2021 due to a full year of contribution from reinsurance transactions in late 2021, resulting in additional reinsurance related expenses settled during the period.
Operating expenses increased by $139 million in 2022 compared to the same period in 2021, primarily driven by the inclusion of seven months of expenses from American National representing $334 million, and as a result of additional personnel, professional services and transaction expenses related to the growth of our business. Operating expenses in 2022 included $31 million of transaction related expenses (2021 – $8 million).
Interest expense on borrowings increased by $404 million during the year primarily as a result of interest on subsidiary borrowings, representing $1.5 billion of acquisition financing issued at American National, as well as corporate borrowings used to temporarily warehouse investments that will be moved into our insurance companies' investment portfolios.
During the year, DOE increased from $30 million to $388 million. The increase was driven by contributions from American National, as well as increased net investment income on our corporate investments, contributions from our investment in AEL Holdings and new business and spread earnings within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios.
2021 vs. 2020
For the year ended December 31, 2021, we reported a net loss of $112 million, compared to net income of $7 million in 2020.
Net premiums and other policy revenue increased by $585 million in 2021 relative to 2020. The increase related to the closing of two large-block reinsurance transactions and a higher volume of PRT deals closed as compared to 2020. During 2021, the Company closed 26 PRT deals (2020 – 15), representing $1.1 billion of gross premiums and approximately 20% of the Canadian PRT market in 2021.
Net investment income, including funds withheld increased by $51 million for the year ended December 31, 2021, relative to 2020. Net investment income comprises of interest and dividends received. Interest and dividends received increased reflecting the growth in the investment portfolio.

Investment related gains, net decreased by $64 million for the year ended December 31, 2021, relative to the same period in 2020. Investment related gains (losses) include realized and unrealized investment gains and losses, as well as net hedging expenses. Net hedging expenses relate to costs incurred and mark-to-market movement associated with derivative contracts not directly related to the Company's insurance operating companies' investment portfolios or insurance reserves. During 2021, we had net hedging expenses of $59 million in the year relate to costs incurred to entered into corporate hedges and are partially offset by positive mark to market of hedges entered into. In January 2022, we unwound the hedge positions for a life-to-date gain on the positions, and the realized gains were reflected in net income in the first quarter of 2022.
Claims and policyholder benefits increased by $612 million in 2021 due to the new reinsurance transactions and an increase in annuitants in-pay in new PRT business since the prior year. Other reinsurance expenses increased by $11 million in 2021 due to the reinsurance transactions entered into during the year, resulting in additional reinsurance related expenses settled since the treaty effective dates.
Operating expenses increased by $12 million during 2021 compared to 2020 as a result of additional personnel, professional services and transaction expenses related to the build out of our business.
During 2021, DOE increased $29 million from the prior year to $30 million. The increase in DOE was a result of increased spread earnings within our PRT segment as a result of new business closed during the year, our proportionate share of earnings from our investment in AEL Holdings, and net earnings on our corporate investment portfolio.

CONSOLIDATED FINANCIAL POSITION
Comparison as at December 31, 2022 and December 31, 2021
The following table summarizes the financial position as at December 31, 2022 and December 31, 2021:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Assets
Investments	30,295	5,418
Cash and cash equivalents	2,145	393
Accrued investment income	341	20
Deferred policy acquisition costs	1,585	710
Reinsurance funds withheld	5,812	4,801
Premiums due and other receivables	436	—
Deferred tax asset	490	44
Reinsurance recoverables, net	589	174
Property and equipment, net of accumulated depreciation of $7 and $nil	194	2
Other assets	405	15
Goodwill	121	—
Separate account assets	1,045	—
Total assets	43,458	11,577
Liabilities
Future policy benefits	8,011	2,330
Policyholders' account balances	20,141	4,677
Policy and contract claims	1,786	—
Deposit liabilities	1,657	1,682
Market risk benefit	124	68
Unearned premium reserve	1,086	—
Due to related parties	241	466
Other policyholder funds	322	—
Notes payable	151	—
Corporate borrowings	2,160	693
Subsidiary borrowings	1,492	—
Liabilities issued to reinsurance entities	151	167
Other liabilities	826	149
Separate account liabilities	1,045	—
Total liabilities	39,193	10,232

Redeemable junior preferred shares, par value $25 per share (100,460,280 shares outstanding)	2,580	—

Equity
Class A exchangeable and Class B (9,594,989 class A exchangeable shares and 24,000 class B shares issued and outstanding; 10,877,989 class A exchangeable shares and 24,000 Class B shares issued and outstanding; par value $33.63 per share)	432	539
Class C (40,934,623 and 23,544,548 Class C shares issued and outstanding; par value $1 per share)	1,245	806
Non-controlling interests	8	—
Total equity	1,685	1,345
Total liabilities and equity	$43,458	$11,577

December 31, 2022 vs. December 31, 2021
Total assets increased by $31.9 billion during the year to $43.5 billion. The increase in total assets included $29.5 billion related to assets of American National, as well as additional transactions closed within our PRT business and flow premiums from our existing reinsurance treaties.
Cash increased by $1.8 billion during the year primarily as a result of the acquisition of American National, contributing $1.4 billion of cash and cash equivalents as at December 31, 2022.
Investments increased by $23.2 billion over the year, primarily as a result of $21.9 billion of assets associated with the acquisition of American National, as well as assets from new business written within our PRT and Reinsurance segments, partially offset by the negative mark-to-market movements on fair valued investments.
Reinsurance funds withheld increased by $1.0 billion over the year, primarily as a result of new flow business written within our American Equity Investment Life Insurance Company reinsurance treaty which included the addition of new products, as well as the contribution of positive mark-to-market valuations on the embedded derivative related to reinsurance funds withheld assets.
Deferred policy acquisition costs, which are capitalized costs related directly to the successful acquisition of new or renewed insurance contracts, increased by $875 million as a result of capitalized reinsurance costs associated with flow business within our Reinsurance segment, as well as new business written at American National for the period from May 25, 2022 to December 31, 2022. Deferred policy acquisition costs are amortized on constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization.
Deferred tax assets increased $446 million during the year, primarily as a result of our acquisition of American National and was partially offset by deferred tax expenses generated within our PRT business.
Other assets increased $390 million during the year, primarily as a result of prepaid pensions obligations and intangible assets within American National.
The increase in goodwill, investments, accrued investment income and reinsurance recoverables, as well as the addition of premiums due and separate account assets are also a result of the acquisition of American National.
Future policy benefits and policyholder account balances increased by $21.1 billion during the year and included $19.2 billion related to American National policyholders, as well as new business written within our PRT and Reinsurance business during the year, partially offset by settlements and negative mark-to-market valuations on the fair value of reserves within our PRT business.
Corporate and subsidiary borrowings increased by $3.0 billion during the year, primarily as a result of $1.5 billion of financing related to the acquisition of American National, as well as $1.5 billion of short-term secured corporate borrowings and additional drawings on the Company's revolving credit facility for the purpose of temporarily warehousing attractive investment opportunities that will be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings.
Due to related parties decreased by $225 million during the year, primarily as a result of the repayment of short-term loans from Brookfield in connection with the reinsurance transactions closed in 2021.
The company issued $2.5 billion of junior preferred shares to Brookfield during the year. These preferred shares are redeemable by the Company at any time at the issuance price plus accumulated and unpaid dividends. Additionally, holders of the junior preferred shares have the right to redeem the shares at an amount equal to the issuance price plus accumulated and unpaid dividends. As a result of the redemption right held by the holders, the junior preferred shares are classified as temporary equity, and the corresponding dividends in the year have been reflected in our retained earnings as dividends paid.
The increase in policy and contract claims, unearned premium reserve, other policyholder funds, separate account liabilities and other liabilities were also a result of contributions from the acquisition of American National.

Adjusted equity, which represents the total economic equity of our Company through its class A, B, and C shares, and junior preferred shares, but excluding accumulated other comprehensive income, increased by $3.4 billion to $4.8 billion, as a result of changes in retained earnings and the class C and preferred share issuances to Brookfield during the year, used to fund a portion of the American National acquisition.

SEGMENT REVIEW
The Company's operations are organized into three operating segments: direct insurance, reinsurance and PRT. Refer to "Line of Business" for detailed descriptio of the segments.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
Direct Insurance
The following table presents Distributable Operating Earnings of our Direct Insurance segment for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
DOE	$394	$—	$—
Comparison of the years ended December 31, 2022, 2021 and 2020
DOE within our Direct Insurance business represents contribution from American National for the period of May 25, 2022 to December 31, 2022. DOE in the year included contributions from our direct origination life and annuities business, benefiting from competitive sales performance and increasing investment performance. Our strong life and annuity earnings were further supplemented with P&C earnings, benefiting from our conservative approach to underwriting products. DOE related to our Direct Insurance business also includes financing costs associated with subsidiary borrowings and corporate overhead directly related to the segment.

Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
DOE	$39	$13	$—
Comparison of the years ended December 31, 2022, 2021 and 2020
The Company's Reinsurance operating companies commenced their operations in 2021 and closed its first two large-block transactions in the last four months of 2021. The company received cash and cash equivalents upon close of the transactions, and to date, we have redeployed over $5 billion of the assets, actively increasing our net investment yield relative to our cost of funds. DOE from our Reinsurance segment also includes our proportionate share of DOE from AEL Holdings.

Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
DOE	$21	$11	$1

Comparison of the years ended December 31, 2022, 2021 and 2020
For the year, the Company closed 28 PRT deals (2021 – 26; 2020 – 15), representing $1.6 billion (2021 – $1.1 billion; 2020 – $432 million) of premiums. The increase in DOE from the prior year was a result of new business closed and the redeployment of assets into higher yielding investments, driving higher spread earnings from the prior periods, as well as the benefit of efficiencies as we scale our PRT business.

Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the Company’s third-party credit facility, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity, excluding those at the operating subsidiaries, for the periods noted below consisted of the following:

AS AT DEC. 31 US$ MILLIONS	2022	2021
Cash and cash equivalents	$784	$70
Liquid financial assets	241	243
Undrawn credit facilities	544	313
Total Corporate liquidity[1]	$1,569	$626
1.See "Performance Measures used by Management".
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $400 million credit facility in addition to our $500 million revolving credit facility with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to invest in a rising rate environment and secure attractive investment opportunities. Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at December 31, 2022, the Company's cash and cash equivalents included $784 million of unrestricted cash resources that can be deployed to fund corporate activities as needed.

AS AT DEC. 31 US$ MILLIONS	2022	2021
Cash and cash equivalents	$2,145	$393
Liquid financial assets	17,769	6,813
Undrawn credit facilities	544	313
Total liquidity[1]	$20,458	$7,519
1.See "Performance Measures used by Management".
Comparison of the years ended December 31, 2022, 2021 and 2020
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2022, 2021 and 2020:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Operating activities	$644	$1,688	$426
Investing activities	(4,878)	(3,971)	(412)
Financing activities	5,994	2,640	13
Cash and cash equivalents
Cash and cash equivalents, beginning of the year	393	35	13
Net change during the year	1,760	357	27
Foreign exchange on cash balances held in foreign currencies	(8)	1	(5)
Cash and cash equivalents, end of the year	$2,145	$393	$35
Operating Activities
2022 vs. 2021
For the year ended December 31, 2022, we generated $644 million of cash from operating activities compared to $1.7 billion during 2021. The net decrease in the amount of cash generated in 2022 was primarily attributable to the absence of the large block coinsurance treaty closed in the prior year, which contributed $1.6 billion of net cash received on close of the transaction, which was partially offset by deferred acquisition costs on the reinsurance treaty.
2021 vs. 2020
For the year ended December 31, 2021, we generated $1.7 billion of cash from operating activities compared to $426 million during 2020. The greater amount of cash generated was primarily due to the coinsurance portion of the large block reinsurance treaty closed during the fourth quarter of 2021, which contributed $1 billion of net cash received on close of the transaction, net of total deferred acquisition costs.
Investing Activities
2022 vs. 2021
For the year ended December 31, 2022, we deployed $24 billion into new investments, including $4.1 billion relating to the acquisition of a 100% interest in American National, net of cash acquired, as well as $14 billion of redeployment into new investments within our insurance operating subsidiaries investment portfolios, which was primarily funded by the sales and maturities of liquid securities as we redeploy into higher-yielding strategies. The purchase and sales, net of maturities, resulted in net deployment of $4.9 billion of cash from investing activities, compared to $4.0 billion during the same period in 2021.

2021 vs. 2020
For the year ended December 31, 2021, we deployed $4.0 billion of cash from investing activities compared to $412 million during 2020. The greater amount of cash used in 2021 was primarily due to additional assets acquired from the reinsurance transactions, the larger number of PRT transactions during the year, portfolio rebalancing activities and additional investments held on the Company's balance sheet outside of insurance and reinsurance agreements. The increase of cash used is mainly comprised of $6.0 billion of purchase of investments, partially offset by $2.1 billion of proceeds on disposal of investments.
Financing Activities
2022 vs. 2021
For the year ended December 31, 2022, we generated $6.0 billion of cash from financing activities compared to $2.6 billion generated in 2021. The cash generated in the current year primarily relates to the issuance of $2.5 billion of junior preferred shares, $450 million of class C shares issued to Brookfield, and $1.5 billion of acquisition financing in connection with the purchase of American National, as well as $2.2 billion in additional borrowings to fund temporary corporate investments, the majority of which will be transferred into our insurance entities in the near term.
2021 vs. 2020
For the year ended December 31, 2021, we generated $2.6 billion of cash from financing activities compared to $13 million generated in the same period in 2020. The cash generated in 2021 related to $1.4 billion of cash received from the issuance of the class A exchangeable shares, class B shares and class C shares of the Company during the year, and $1.1 billion of net corporate borrowings that temporarily funded corporate investments that were subsequently transferred into our insurance accounts in 2021.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at December 31, 2022, our common equity was $1.7 billion and our adjusted equity was $4.8 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income.
Included in equity and adjusted equity was approximately $300 million invested in Canadian dollars. All cumulative translation adjustments recorded for the years ended December 31, 2022 and 2021 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.
As at December 31, 2022, we had a notional $2.6 billion (December 31, 2021 - $1.0 billion) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 10, “Derivative Instruments” of the financial statements.
Future Capital Obligations and Requirements
Subsidiaries of the Company have investment commitment agreements to the maximum of $5.4 billion exclusive of taxes and other operating expenses (December 31, 2021 - $463 million). As at December 31, 2022, $2.6 billion was funded (December 31, 2021 - $81 million). The amounts are recognized as loans and receivables, unrated bonds and private equity investments.

For additional information, see Note 28, “Financial Commitments and Contingencies” of the financial statements.
The following is the maturity by year on corporate borrowings and subsidiary borrowings:

	Payments due by year
AS AT DEC. 31 2022 US$ MILLIONS	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Corporate borrowings	2,160	1,810	—	350	—
Subsidiary borrowings	1,492	—	—	1,000	492
Brookfield Operating Results
An investment in the class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results is provided below:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Revenues	$92,769	$75,731	$62,752
Net income	5,195	12,388	707
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Lines of Business
Direct Insurance
Following closing of the acquisition of American National, American National has become the platform for our third primary operating line: direct origination of life, annuity and property and casualty insurance policies, which we refer to as direct insurance.
American National, founded in 1905 and headquartered in Galveston, Texas, offers a broad spectrum of products and services through its subsidiaries, which include life insurance, annuities, property and casualty insurance, health insurance, credit insurance, and pension products. The American National companies operate in all 50 states, the District of Columbia and Puerto Rico.
Life Insurance
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.

Universal Life. Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life. Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance. Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay to the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities. A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuity (“SPIA”). A SPIA is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities. With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits.
Property and Casualty
Personal Lines. Personal lines include insurance policies sold to individuals for auto, homeowners, and other similar exposures. Auto insurance covers specific risks involved in owning and operating an automobile. Homeowner insurance provides coverage that protects the insured owner’s property against loss from perils. Other personal insurance provides coverage for property such as boats, motorcycles and recreational vehicles, and umbrella protection coverage.
Commercial Lines. Commercial lines are primarily focused on providing insurance to agricultural related operations and small to midsize businesses. This includes property and casualty coverage tailored for a farm, ranch, or other agricultural-related businesses. Commercial auto insurance is typically issued in conjunction with the sale of our policies covering farms, ranches, and businesses and covers specific risks involved in owning and operating motor vehicles. Business owners' property and liability insurance, workers' compensation insurance, and other commercial insurance encompassing umbrella protection coverage and other liability coverages, are also offered.
Specialty Markets. Specialty Markets products include renters, mortgage security, aviation, private flood, and credit insurance. Credit insurance provides protection to borrowers and the creditors that extend credit to them against unpaid indebtedness as a result of death, disability, involuntary unemployment, or untimely loss to the collateral securing a personal or mortgage loan.

•Collateral or Creditor Protection Insurance (“CPI”). CPI provides insurance against loss, expense to recover, or damage to personal property pledged as collateral (typically automobiles and homes) resulting from fire, burglary, collision, or other loss occurrence that would either impair a creditor’s interest or adversely affect the value of the collateral. The coverage is purchased from us by the lender according to the terms of the credit obligation and charged to the borrower by the lender when the borrower fails to provide the required insurance.
•Guaranteed Auto Protection or Guaranteed Asset Protection (“GAP”). GAP insures the excess outstanding indebtedness over the primary property insurance benefits that may occur when there is a total loss to or an unrecovered theft of the collateral. GAP can be written on a variety of assets that are used as collateral to secure credit; however, it is most commonly written on automobiles.
As of December 31, 2022, American National and its subsidiaries had $19.2 billion of future policy benefits and policyholder account balances.
Reinsurance
Within our Reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.

Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our Reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities. As of December 31, 2022, NER SPC had $5.8 billion of policyholder's account balances (December 31, 2021 - $4.7 billion).
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated in Canada and the United States. Our Canadian PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Under American National, we also operate a U.S. PRT business, and successfully completed its first PRT transaction in December 2022. Our North American PRT businesses are led by a team of experts in group annuities, pensions, insurance and investments.
As of December 31, 2022, we had $3.2 billion (December 31, 2021 - $2.3 billion) of future policy benefits related to PRT.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. We believe the following current trends present significant opportunities for us to grow our business.
•Financial market volatility and dislocations across asset classes favor insurers with diverse investment portfolios and access to alternative credit. Insurers primarily invest in public market fixed income products and are exposed to public market valuations. Insurers with an ability to diversify investment portfolios to include alternative and private credit assets provides more favorable investment performance.

•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.
Market Risk
Our Statements of Financial Position within our financial statements include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
Foreign Exchange Rate Risk
The company’s obligations under its insurance contracts are denominated in Canadian and United States dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian and non-United States dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently increased in many jurisdictions in which we operate in 2022 but remain at relatively low levels by historical standards. The company’s asset liability management practices and interest rate risk management allows the Company to mitigate the impact of interest rate volatility on the business. However, sudden or unexpected changes in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The Company manages interest rate risk through their asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
The company's exposure to the equity markets is managed by sector and individual security and is intended to track the S&P 500 with minor variations. The company mitigates the equity risk by diversification of the investment portfolio.

The Company also has equity risk associated with the equity-indexed life and annuity products the company issues. The Company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The company is primarily exposed to credit risk through its investments in debt securities.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.
Insurance Risk
The company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.
Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our financial statements.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the company’s ability to operate under adverse conditions.
Critical Accounting Policy and Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.
Critical judgments made by management and used in preparing the financial statements, are summarized below:
Credit loss allowances and impairments
Available-for-sale fixed maturity securities
For available-for-sale fixed maturity securities in an unrealized loss position, if the Company does not intend to sell the security or will not be required to sell the securities before recovery of its amortized cost basis, the Company evaluates whether the decline in fair value has resulted from credit loss or market factors.
In making this assessment, management first calculates the extent to which fair value is less than amortized cost, consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this qualitative assessment indicates that a credit loss may exist, the present value of projected future cash flows expected to be collected is compared to the amortized cost basis of the security. The net present value of the expected cash flows is calculated by discounting management’s best estimate of expected cash flows at the effective interest rate implicit in the available-for-sale fixed maturity security when acquired.
If the present value of expected cash flows is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income in “investment related gains (losses)” limited to the amount fair value is less than amortized cost. If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.
Expected credit losses
The Company records an allowance for credit loss in earnings within “investment related gains (losses)” in an amount that represents the portion of the amortized cost basis of mortgage and private loans that the Company does not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the Company’s credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics, (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions, and (iii) considering past events and current and forecasted economic conditions. The allowance is calculated quarterly for each property type based on inputs unique to each loan property type. The Company is using the discounted cash flow model to assess expected credit loss
Mortgage loans – On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality) and collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is probable), may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall portfolio except for collateral dependent loans.
The allowance for a collateral dependent loan, which is typically a mortgage loan, is established as the excess of amortized cost over the estimated fair value of the loan’s underlying collateral, less selling cost when foreclosure is reasonably possible or probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.
The Company’s mortgage loans are primarily originated and are not purchased in the secondary market; as such, the mortgage loans would not generally be subject to purchased credit deteriorated considerations.
Private loans – For private loans, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.

Reinsurance recoverables – In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, or when events or changes in circumstances indicate that its carrying amount may not be recoverable, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, consistent with credit loss guidance which requires recording an allowance for credit loss.
Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies' insolvency, the subsidiaries would need to assert a claim on the assets supporting the reserve liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by the subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”.
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
Insurance contracts are grouped into cohorts by contract type and issue year consistent with estimating the associated liability for future policy benefits. DAC is amortized on constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization. DAC will be amortized over the bases on a straight-line basis, all of which provide a constant level representation of contract term.

Product (s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed indexed annuities, variable annuities	Policy count
Universal life products	Initial face amount
The Company reviews and updates actuarial experience assumptions (such as mortality, surrenders, lapse, and premium persistency) serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. The Company makes model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
Amortization of DAC is included in the “Net change in deferred policy acquisition costs” on the statement of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts. DAC for short-duration contracts is charged to expense in proportion to premium revenue recognized.
Prior to the adoption of LDTI, DAC was amortized with interest over gross profits or premiums with retrospective and prospective unlocking through the statements of operations. Actual and projected deferrals were included in the ratio of the value of deferrable expenses to the value of estimated gross profits. Additionally, DAC was subject to loss recognition testing with changes recognized in the statements of operations, while shadow DAC adjustments for unrealized gains/losses were recognized in the statements of comprehensive income.

Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company's accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. VOBA can be either positive or negative. Positive VOBA is recorded as a component of DAC. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the "future policy benefits" in the statements of financial position.
behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB mortality, lapse, incidence, terminations, claim-related expenses, and other contingent events as appropriate to the respective product type. The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews cash flow assumptions, including assumptions for claim-related expenses annually in the third quarter. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience are recognized in "Claims and Policyholder benefits" in the statements of operations.
The change in FPB that is recognized in "Claims and Policyholder Benefits" in the statement of operations is calculated using a locked-in discount rate. The Company measures the FPB at each reporting period using both the locked-in discount rate and the current discount rate curve. For contracts issued subsequent to the Transition Date, the upper-medium grade discount rate used for interest accretion is locked in for the cohort and represents the original upper-medium grade discount rate at the issue date of the underlying contracts. The FPB for all cohorts is remeasured to a current upper-medium grade discount rate at each reporting date through other comprehensive income (loss) (“OCI”). The Company generally interprets the upper-medium grade discount rate to be a rate comparable to that of a U.S. corporate single A rate that reflects the duration characteristics of the liability. The upper-medium grade discount rate is determined by using observable market data, including published upper-medium grade discount curves. In situations where market data for an upper-medium grade discount curve is not available (e.g., in certain foreign jurisdictions), spreads are applied to adjust the available observable market data to an upper-medium grade discount curve. The last liquid point on the upper-medium grade discount curve for each jurisdiction grades to an ultimate forward rate, which is derived using assumptions of economic growth, inflation, and a long-term upper-medium grade spread.
Prior to the Transition Date of LDTI, a cohort level locked-in discount rate was developed to reflect the interest accretion rates that were locked in at the inception of the underlying contracts.
The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
Should the present value of actual and future expected benefits less transition FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.
The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the consolidated statements of operations in the period in which the changes occur.
Prior to the transition date of LDTI, net premium liability were recognized with locked-in assumptions at issue with no retrospective unlocking. The assumptions included adverse deviation and incorporated discounts at the Company’s expected earned rate less adverse deviation, with losses being recognized at an aggregate block level.

Deferred Profit Liability
For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a deferred profit liability (“DPL”). Gross premiums are measured using assumptions consistent with those used in the measurement of the liability for future policy benefits, including discount rate, mortality, lapses and expenses.
The DPL is amortized and recognized as “claims and policyholder benefits” in proportion to expected future benefit payments from annuity contracts. Interest is accreted on the balance of the DPL using the discount rate determined at contract issuance. The Company reviews and updates its estimate of cash flows from the DPL at the same time as the estimates of cash flows for the liability for future policy benefits. When cash flows are updated, the updated estimates are used to recalculate the DPL at contract issuance. The recalculated DPL as of the beginning of the current reporting period is compared to the carrying amount of the DPL as of the beginning of the current reporting period, and any difference is recognized as claims and policyholder benefits in the consolidated statements of operations.
DPL is recorded in future policy benefits and included as a reconciling item within the disaggregated rollforwards.
Prior to the adoption of LDTI, the Company evaluates the actual claims experience and expenses related to insurance contracts. These evaluations are compared to the initial estimates, and adjustments are made to the DPL to ensure it appropriately reflects the company's obligations and the profitability of the contracts..
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed. Changes in the fair value of the embedded derivative are included in the “Interest sensitive contract benefits” in the statements of operations, as discussed in Derivative Instruments (Note 10).
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and claim adjustment expenses for health and property and casualty insurance in included in “Policy and contract claims” in the statements of financial position.
Deposit liability: Reinsurance agreements that do not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk are accounted for as deposits. At initial recognition, the funds withheld or deposit liability is measured based on consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer. Any commission paid is recorded as a contra-liability offsetting the deposit liability and amortized to expense over the life of the agreements. The amount of the funds withheld or liability and any balances receivable from or payable to the cedant will be adjusted at subsequent reporting dates with the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest sensitive contract benefits.
Market risk benefits (“MRB”), which are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value, at the individual contract level. The periodic change in fair value is recognized in net income with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income. The Company classifies the Lifetime Income Rider (“LIR”) as an MRB. The LIR is a rider offering guaranteed minimum withdrawal benefits type benefits available on certain fixed indexed annuity products.
Total attributed fees will include explicit rider fees and will not be negative or exceed total contract fees and assessments collectible from the contract holder. There are only rider charges and surrender charges. Surrender charges will not be included in the fair value measurement, as surrender charges do not fund any future benefits. Cash flows are projected using risk-neutral scenarios generated by the Company.

The actuarial assumptions used in the MRB calculation are the Company's best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as other assets and negative fair values are reported as market risk benefit liabilities in the statements of financial position.
Funds withheld liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where BAC acts as a cedant. While the assets in the funds withheld liabilities are legally owned by BAC, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. BAC’s funds withheld liabilities balance includes cash and cash equivalents, fixed income securities and derivatives carried at fair value and is credited with premiums, investment income (loss), benefits payable and other expenses deducted as incurred at cost. Funds withheld liabilities are recorded in “Other liabilities” in the statement of financial position.
Reinsurance assumed: NER Ltd. closed a retrocession agreement on September 3, 2021 with a third-party insurance company to reinsure multi-year guarantee fixed annuities.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”). NER Ltd. generally has the right of offset on reinsurance contracts but has elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco arrangements are presented gross on the balance sheet. Since this treaty does not transfer significant insurance risk, it is recorded on a deposit method of accounting.
NER SPC closed a retrocession agreement on October 8, 2021, with an insurance company to reinsure fixed indexed annuities.
NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. Changes in the interest sensitive contract liabilities, excluding deposits and withdrawals, are recorded in “Interest sensitive contract benefits” in the statements of operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in “Other reinsurance expenses” in the statements of operations.
Participating insurance policies: for the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
It is included within Other policyholder funds in the statements of financial position.
Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in benefits are claims in excess of account balances returned to policyholders and interest credited to account balances.

Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period. Claims incurred consist of claims and CAE paid and the change in reserves.
Gross premiums for PRT issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Policyholder benefits are recorded in the statements of operations when they are due and incurred.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain Non-GAAP measures, including Distributable Operating Earnings and Adjusted Equity. In addition, we provide certain metrics such as Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures as at December 31, 2022, and for the years ended December 31, 2022, 2021 and 2020.
Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our consolidated financial statements for the years presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. During the year, Excess Capital and Net Reserve capital were no longer used as Non-GAAP measures as following the completion of the American National acquisition, the majority of equity within the business is deployed into insurance operating companies.
Distributable Operating Earnings
Distributable Operating Earnings is a key measure of our financial performance. We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, mark-to-market on investments, reserves and derivatives, breakage and transaction costs, and is inclusive of our share of adjusted earnings from our investments in associates.
Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of Distributable Operating Earnings is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.

Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.
For further details regarding our use of our Non-GAAP measures, as well as a reconciliation of net income and total equity to these measures, see the “Reconciliation of Non-GAAP Measures” section of this MD&A.
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to Distributable Operating Earnings:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2022	2021	2020
Net income	$501	$(112)	$7
Deferred income tax expense	22	(25)	2
Transaction costs	31	8	—
Depreciation	13	—	—
Mark-to-market on investments and reserves	(179)	159	(8)
Distributable Operating Earnings	$388	$30	$1

The following table reconciles our equity to Adjusted Equity:

AS AT DEC. 31 US$ MILLIONS	2022	2021	2020
Total equity	$1,685	$1,345	$129
Add:
Accumulated Other Comprehensive Loss (Income)	523	33	(54)
Preferred shares	2,580	—	—
Adjusted equity	$4,788	$1,378	$75
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield's or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
Risks Relating to Our Operating Subsidiaries and Industry
Changes in interest rates and credit spreads, which are out of our control, can materially and adversely affect our financial condition and results of operations.
Interest rates have a significant impact on our business and on consumer demand for our products. Low interest rates reduce the spreads between the amounts we credit to fixed annuity and individual life policyholders in our U.S. Direct Insurance business and the amounts we earn on the investments that support these obligations, which in turn may impact the performance of our business. Although we seek to mitigate the impact of low interest rates through actions such as reducing the guaranteed minimum crediting rates on new fixed annuity contracts and reducing crediting rates on in-force contracts, where permitted to do so, there is no guarantee that such actions will completely offset the impact of a low interest rate, and our sales volume may be negatively impacted as a result. Our ability to decrease product crediting rates in response may be limited by market and competitive conditions and by regulatory or contractual minimum rate guarantees.
A gradual increase in longer-term interest rates relative to short-term rates generally will have a favorable effect on the profitability of products within our U.S. Direct Insurance business – particularly interest-sensitive life insurance and fixed annuities. However, rapidly rising interest rates could result in reduced persistency of our spread-based products if contract holders shift assets into higher yielding investments. Increasing rates on other insurance or investment products offered by competitors may also lead to higher surrenders by customers within certain segments of our U.S. Direct Insurance business. We may react to market conditions by increasing crediting rates, which narrows our “spread,” or the difference between the amounts we earn on investments and the amount we must pay under our contracts.
While we maintain a diversified investment portfolio comprised of assets with various maturities to support product liabilities and ensure liquidity and use asset liability management processes to mitigate the effect on our spreads of changes in interest rates, they may not be fully effective.
The interest rate environment affects estimated future profit projections, which could impact the amortization of our deferred policy acquisition costs ("DAC") assets and the estimates of policyholder liabilities within our U.S. domestic insurance business. Significantly lower future estimated profits may cause us to accelerate the amortization of DAC or require us to establish additional policyholder liabilities, thereby reducing earnings. We periodically review assumptions with respect to future earnings to ensure they remain appropriate considering the current interest rate environment.
Low interest rates are also challenging for property and casualty insurers. Investment income is an important element in earning an acceptable return on capital. Lower interest rates resulting in lower investment income require us to achieve better underwriting results. Within our U.S. Direct Insurance business, we have adjusted policy prices to help mitigate the adverse impact of low interest rates on our property and casualty business.
In a low interest rate environment, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our “net investment spread” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support the obligations under such contracts. A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio’s average yield. Furthermore, a low-interest rate environment with reduced investment market returns could encourage alternative capital providers to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium that we are able to generate.

Fluctuations in credit spreads can also contribute to the industry’s cyclicality and may materially and adversely affect our investment performance including investment income or cause realized and unrealized losses. We are subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening in the economy, which are typically reflected through credit spreads. Our exposure to credit spreads primarily relates to market price volatility and investment risk associated with the fluctuation in credit spreads. Credit spreads increase or decrease in response to the market’s perception of risk and liquidity of a specific issuer or specific sector and are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Widening credit spreads may cause unrealized losses in our investment portfolio and increase losses associated with written credit protection derivatives used in replication transactions. Increases in credit spreads of issuers due to credit deterioration may result in higher levels of impairments. Tightening credit spreads may reduce our investment income and cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread.
One key factor that contributes to the cyclicality in insurers’ underwriting results are interest rate movements. In a high-interest rate environment, increased investment returns may reduce insurers’ required contribution from underwriting performance to achieve an attractive overall return. This may result in a less-disciplined approach to underwriting in the market generally as some underwriters could be inclined to offer lower premium rates to generate more business. An increase in market interest rates or credit spreads could also have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities in our investment portfolio. Further, an increase in market interest rates could reduce the value of certain of our alternative investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
Interest rate fluctuations and other events may require us to accelerate the amortization of DAC.
When interest rates rise, life and annuity surrenders and withdrawals may increase as policyholders seek to buy products with higher or perceived higher returns, impacting estimates of future profits. When interest rates fall, we would have the opposite effect. Significantly lower future profits may cause us to accelerate DAC amortization, and such acceleration could adversely affect our results of operations to the extent such amortization exceeds any surrender or other charges earned as income upon surrender and withdrawal.
Our business operations depend on our ability to appropriately distribute, execute and administer our policies and claims.
The success of our U.S. Direct Insurance business is primarily dependent on writing and servicing life, annuity, property and casualty, and health insurance for individuals, families and businesses. Any problems or discrepancies that arise in our pricing, underwriting, billing, processing, claims handling or other practices, whether as a result of employee error, vendor error, or technological problems, could have a negative effect on operations and reputation, particularly if such problems or discrepancies are replicated through multiple policies.
Advances in medical technology may adversely affect certain segments of our business.
Genetic testing and diagnostic imaging technology is advancing rapidly. Increases in the prevalence, availability (particularly in the case of direct to consumer genetic testing) and accuracy of such testing may increase our adverse selection risk, as people who learn that they are predisposed to certain medical conditions associated with reduced life expectancy may be more likely to purchase and maintain life insurance. Conversely, people who learn that they lack genetic predisposition to conditions associated with reduced life expectancy may forego the purchase of life insurance, or permit existing policies to lapse, and may be more likely to purchase certain annuity products. Our access to and ability to use medical information, including the results of genetic and diagnostic testing, that is known to our prospective policyholders is important to our underwriting of life insurance and annuities. Some states restrict insurers’ access and use of genetic information, and similar additional regulations and legislation may be adopted. Such regulation and legislation likely would exacerbate adverse risk selection related to genetic and diagnostic testing, which may in turn have an adverse effect on our U.S. Direct Insurance business.

In addition to earlier diagnosis and knowledge of disease risk, medical advances may increase overall health and longevity. If this were to occur, the duration of payments made under certain of our annuity products would be extended beyond our actuarial assumptions, reducing the profitability of such business. This may require us to modify our assumptions, models or reserves.
We may incur significant losses resulting from catastrophic events.
Property and casualty operations within our U.S. Direct Insurance business are exposed to catastrophes caused by natural events, such as hurricanes, tornadoes, wildfires, droughts, earthquakes, snow, hail and windstorms, and manmade events, such as terrorism, riots, explosions, hazardous material releases, and utility outages. Life and health insurance operations within our U.S. Direct Insurance business are exposed to the risk of catastrophic mortality or illness, such as a pandemic, an outbreak of an easily communicable disease, or another event that causes a large number of deaths or high morbidity. Our investment operations are exposed to catastrophes as a result of direct investments and mortgages related to real estate and certain similarly structured infrastructure loans. Our operating results may vary significantly from one period to the next since the likelihood, timing, severity, number or type of catastrophe events cannot be accurately predicted. Our losses in connection with catastrophic events are primarily a function of the severity of the event and the amount of our exposure in the affected area.
Climate change, and increasing regulation with respect to climate change, may adversely impact our results of operations.
There are concerns that the increased frequency and severity of weather-related catastrophes and other losses, such as hurricanes and wildfires, incurred by the industry in recent years are indicative of changing weather patterns, whether as a result of global climate change caused by human activities or otherwise, which could cause such events to persist. Increased weather-related catastrophes would lead to higher overall losses, which we may not be able to recoup, particularly in a highly regulated and competitive environment, and higher reinsurance costs. Increased weather-related catastrophes could also result in increased credit exposure to reinsurers and other counterparties with which we do business. Certain catastrophe models assume an increase in frequency and severity of certain weather or other events, which could result in a disproportionate impact on insurers with certain geographic concentrations of risk. This would likely increase the risks of writing property insurance in coastal areas or areas susceptible to wildfires or flooding, particularly in jurisdictions that restrict pricing and underwriting flexibility. The threat of rising seas or other catastrophe losses as a result of climate change may also cause property values in coastal or such other communities to decrease, reducing the total amount of insurance coverage that is required. Climate change-related risks also present challenges to our ability to effectively underwrite, model and price risk.
In addition, climate change could have an impact on assets in which we invest, resulting in realized and unrealized losses in future periods that could have a material adverse impact on our results of operations and/or financial position. Such investment risks can include, but are not limited to, changes in supply and demand characteristics for fossil fuels, advances in low-carbon technology and renewable energy development, effects of extreme weather events on the physical and operating exposure of industries and issuers, and the transition that issuers make towards addressing climate risk in their own businesses. It is not possible to foresee with certainty which, if any, assets, industries or markets will be materially and adversely affected, nor is it possible to foresee the magnitude of such effect.

Moreover, we cannot predict how legal, regulatory and social responses to concerns about climate change will impact our business or the value of our investments. We are subject to complex and changing regulation and public policy debates relating to climate change that are difficult to predict and quantify and that may have an adverse impact on our business. For example, in November of 2021, NYDFS finalized its “Guidance for Domestic Insurers on Managing the Financial Risks from Climate Change.” In general, the guidance provides that a New York-domiciled insurer should integrate consideration of climate risks into its governance structure at the insurer or group level, consider the impact of climate-related factors on its business decisions using time horizons that are tailored to the insurer and its activities, incorporate climate risks into its existing financial risk management framework, use scenario analysis to inform business strategies and risk identification and assessment, and disclose its climate risks and engage with the Task Force on Climate-related Financial Disclosures and other initiatives when developing disclosure approaches. In addition, the NAIC and federal agencies, including the SEC and Federal Insurance Office, are increasingly focused on assessment and disclosure of climate change risks. In March 2022, the SEC proposed new rules that, among other matters, will seek to standardize and establish a framework for reporting of climate-related risks. To the extent the proposed rules impose additional reporting obligations, we could face increased costs. Separately, the SEC has also announced that it is scrutinizing existing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege our existing climate disclosures are misleading or deficient. In April 2022, the NAIC Climate Risk & Resiliency Task Force released a new climate risk disclosure survey, and the NAIC Plenary adopted the redesigned climate risk disclosure survey as a voluntary risk management tool available for state insurance regulators to use to assess an insurer’s climate-related risks. The domestic insurance companies within our holding company system that are required to respond to the climate risk disclosure survey must comply with the new reporting standard by November 30, 2022. The NAIC also continues to contemplate enhancements to the Financial Condition Examiners Handbook and the ORSA Guidance Manual to address climate change risks and their impact on solvency. Governmental guidance or regulations relating to climate change, or our own leadership decisions implemented as a result of assessing the impact of climate change on our business, may increase our costs of doing business.
The reinsurance and insurance industries are highly competitive; competitive pressures may result in fewer reinsurance contracts underwritten, lower premium rates, increased expense for customer acquisition and retention and less favorable policy terms and conditions.
We operate in highly competitive markets. Customers may evaluate us and our competitors on a number of factors, including capital and perceived financial strength, underwriting capacity, expertise, innovation, local presence, reputation, experience and qualifications of employees, client relationships, geographic scope of business, products and services offered (including ease of doing business over the electronic placement platforms), premiums charged, ratings assigned by independent rating agencies, contract terms and conditions and the speed of claims payment.
Within our U.S. Direct Insurance business, strong competition for customers has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our profitability. Because of its relatively low cost of entry, the Internet has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
We compete for customers’ funds with a variety of investment products offered by financial services companies other than insurance companies, such as banks, investment advisors, mutual fund companies and other financial institutions. Moreover, customer expectations are evolving as technology advances and consumers become accustomed to enjoying tailored, easy to-use-services and products from various industries. This is reshaping and raising consumer expectations when dealing with insurance. We are addressing these changing consumer expectations by investing in technology with a particular focus on consumer-facing sales and service platforms, by internally promoting a strategically-focused innovative culture initiative, and by creating internal forums to drive next generation solutions based on consumer insights. However, if we cannot effectively respond to increased competition and such increased consumer expectations, we may not be able to grow our business or we may lose market share.

We compete with other insurers for producers primarily on the basis of our financial position, reputation, longevity, support services, compensation, product features and pricing. We may be unable to compete for producers with insurers that adopt more aggressive pricing or compensation, that offer a broader array of products or packages of products, or that have extensive promotional and advertising campaigns. Attracting qualified individuals and retaining existing employees continues to be a challenge for employers. Businesses have become extremely competitive in the ever-changing landscape of the talent marketplace. As a result, it is an increasing challenge to distinguish us as an employer of choice.
Within our PRT and annuities business, we directly compete with a number of well-established players and new entrants in the industries, including reinsurance and insurance companies, financial institutions, and traditional and alternative asset managers. Our competitors vary by offered product line and covered territory. Our competition primarily includes other reinsurance and insurance companies, larger-scale pension plans and asset management firms that provide long duration capital. There are currently six large-scale national institutions who we consider competitors of our PRT business in Canada, and there is the potential for the entry of global insurers into the Canadian market. These competitors primarily include annuity reinsurance and insurance companies and diversified financial institutions. Some of these competitors have greater financial resources, have established long term and continuing business relationships throughout the industry, have greater market share, assume a greater level of risk while maintaining financial strength ratings, or have higher financial strength, claims-paying or credit ratings than we do, each of which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the Reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of reinsurance and insurance capacity and increased competition.
We compete with new companies that enter the reinsurance and insurance markets, particularly companies with new or “disruptive” technologies or business models. Certain technology companies and other third parties have created, and may in the future create, technology-enabled business models, processes or platforms that may adversely impact our competitive position. New services and technologies can affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business. In addition, certain capital markets participants have created alternative products that are intended to compete with reinsurance products. Recently, the insurance industry has faced increased competition from new underwriting capacity, such as the investment of significant amounts of capital by pension funds, mutual funds, hedge funds and other sources of alternative capital primarily into the natural catastrophe reinsurance and insurance businesses. The failure of our company to assess new services and technologies that may be applicable or disruptive to the reinsurance and insurance industries may have an adverse effect on our business, financial condition and results of operations.
The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the effects of COVID-19, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide reinsurance and insurance capacity in markets and to consumers that we target or (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments. In addition, since numerous aspects of our business are subject to regulation, legislative and other changes affecting the regulatory environment for our business may have, over time, the effect of supporting or burdening some aspects of the financial services industry. This can affect our competitive position within the annuities industry, and within the broader financial services industry.
Because of the highly competitive nature of the insurance industry, there can be no assurance that we will maintain or grow our market share, continue to identify attractive opportunities in either our individual or institutional channels, or that competitive pressure will not have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Regulation
Our insurance business is highly regulated, and such regulation and any supervisory and enforcement policies, or changes thereto, may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.
We are subject to extensive insurance laws and regulations that affect nearly every aspect of our business. We are also subject to additional laws and regulations administered and enforced by a number of different governmental authorities in the jurisdictions in which we operate.
The laws and regulations applicable to us are complex and subject to change, and compliance is time consuming and personnel-intensive. Changes in these laws and regulations, or interpretations by courts or regulators, may materially increase our costs of doing business and may result in changes to our practices that may limit our ability to grow and improve our profitability. Regulatory developments or actions against us could have material adverse financial effects and could harm our reputation. Among other things, we could be fined, prohibited from engaging in some or all of our business activities, or made subject to limitations or conditions on our business activities.
We face the risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may conflict with that of another regulator or enforcement authority or may change over time to our detriment. Regulatory investigations and examinations, which can be broad and unpredictable, may raise issues not identified previously and could result in new legal actions against us and industry-wide regulations that could adversely affect us. Further, we are experiencing increasing information requests from regulators without corresponding direct regulation being applicable to us, on issues such as climate change, diversity and our investments in certain companies or industries. Responding to such requests adds to our compliance costs.
Insurance company supervision and regulation is generally intended for the benefit of policyholders and creditors rather than shareholders or other investors of the business. Among other things, the insurance laws and regulations applicable to us may:
•impose rules and restrictions on the marketing, distribution, administration and amendment of our annuity products and insurance policies;
•require the maintenance of certain solvency levels, including minimum levels of capital and surplus;
•require the maintenance of target capital levels, general and long-term business minimum solvency margins, enhanced capital requirements and a minimum liquidity ratio;
•require periodic examinations of our financial condition;
•require offices and representatives in the relevant jurisdiction;
•restrict agreements with large revenue-producing agents;
•require us to obtain licenses or authorizations from regulators;
•regulate transactions, including investments in or transactions with affiliates or related parties (which may include Brookfield) and intra-group guarantees;
•in certain jurisdictions, restrict the payment of dividends or other distributions of capital;
•require the disclosure of financial and other information to regulators, including financial statements, financial conditions reports, and annual capital and solvency returns;
•impose restrictions on the nature, quality and concentration of investments;
•regulate the admissibility of assets and capital;
•provide for involvement in the payment or adjudication of claims beyond the terms of the policies;
•establish certain minimum operational requirements or customer service standards such as the timeliness of finalized policy language or lead time for notice of non-renewal or changes in terms and conditions; and
•allow for the performance of certain periodic examinations of its financial condition.

The impact of these regulations, including, in particular the restrictions on investments in affiliates or related parties, may have an adverse effect on our investment portfolio returns. As part of regular, mandated risk assessments, regulators may take steps that have the effect of restricting our business activities, which may in turn have a material impact on our ability to achieve growth objectives and earnings targets. All of our insurance subsidiaries are subject to minimum capital and surplus requirements. Any failure to meet applicable requirements or minimum statutory capital requirements could subject us to examination or corrective action by regulators, including limitations on our writing additional business or engaging in finance activities, supervision, receivership, or liquidation. In addition, each regulated insurance business we operate is subject to a number of restrictions on assets we may hold under relevant regulations and tax rules, and regulators may, as has happened in the past, alter such restrictions, thus potentially affecting our investment policy and any associated projected income or growth return from our investments. In addition, based on our perceived risk profile, regulators may require additional regulatory capital to be held by us (including as part of guidance provided by the regulator to us on a confidential basis), which, among other things, may affect the business we can write and the amount of dividends we are able to pay out.
As a result, in connection with the conduct of our various businesses, we believe it is crucial to establish and maintain good working relationships with the various regulatory authorities having jurisdiction over our businesses. If those relationships and that reputation were to deteriorate, our businesses could be materially and adversely affected. For example, we require various consents and approvals from our regulators, both with respect to transactions we enter into and in the ordinary course of the conduct of our businesses. If we fail to maintain good working relationships with our regulators, it may become more difficult or impossible for us to obtain those consents and approvals, either on a timely basis or at all.
The reinsurance and insurance industries have experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning various practices within the reinsurance and insurance industry. If we or any of our subsidiaries were to be found to be in breach of any existing or new laws or regulations now or in the future, we would be exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, our reputation could suffer and we could be fined, sanctioned or suspended or prohibited from engaging in some or all of our business activities or could be sued by counterparties, as well as forced to devote significant resources to cooperate with regulatory investigations, any of which could have a material adverse effect on our results of operations. These events, if they occur, could affect the competitive market and the way we conduct our business and manage our capital and could result in lower revenues and higher costs.
Lastly, international standards continue to emerge in response to the globalization of the insurance industry and evolving standards of regulation, privacy, solvency measurement and risk management. Any international conventions or mandates that directly or indirectly impact or influence the nature of regulation or industry operations in the jurisdictions in which we operate could negatively affect us.

COMBINED CONDENSED FINANCIAL STATEMENTS OF BROOKFIELD REINSURANCE LTD.

(PARENT COMPANY)

All operating activities of Brookfield Reinsurance Ltd. (the “Parent Company”) are conducted by its operating subsidiaries, Brookfield Annuity Company (“BAC”), North End Re Ltd. ("NER Ltd."), North End Re (Cayman) SPC (“NER SPC”) and American National Insurance Company (“American National”).
The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. ("BAM Re Holdings"), which holds the Parent Company’s interest in its operating subsidiaries. The Parent Company is a holding company that does not conduct any substantive business operations and does not have any assets other than cash and cash equivalents, investments in its subsidiaries and due to/ due from related party. The operating subsidiaries are regulated insurance companies and therefore have restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company without prior approval by local regulators.
On May 25, 2022, the Parent Company, through its wholly-owned subsidiary BAM Re Holdings, acquired American National, which became an indirect wholly-owned subsidiary of the Parent Company.
These Combined Condensed Parent Company financial statements have been prepared using the same accounting principles and policies described in the notes to the Combined Consolidated Financial Statements. Refer to the Combined Consolidated Financial Statements and notes presented above for additional information and disclosures with respect to these combined condensed financial statements.

PARENT COMPANY INFORMATION

BROOKFIELD REINSURANCE LTD.

SCHEDULE I - COMBINED CONDENSED STATEMENT OF FINANCIAL POSITION

AS AT DEC. 31 US$ MILLIONS	2022	2021
Assets
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$—	$25
Investments in subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,226	1,325
Due from related party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	45	—
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,271	1,350

Liability
Accounts payable and accrued liabilities . . . . . . . . . . . . . . . . . . . .	2	1
Due to related party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12	4
Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14	5
Redeemable junior preferred shares, par value $25 per share (100,460,280 shares outstanding) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,580	—
Equity
Share capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Class A exchangeable and Class B (9,594,989 class A exchangeable shares and 24,000 class B shares issued and outstanding; 10,877,989 class A exchangeable shares and 24,000 Class B shares issued and outstanding; par value $33.70 per share) . . . . . . . . . . . . . . . . . . . . . . . .	423	536
Class C (40,934,623 and 23,544,548 Class C shares issued and outstanding; par value $1 per share) . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,467	963
Accumulated surplus (deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	311	(121)
Accumulated other comprehensive loss . . . . . . . . . . . . . . . . . . . . .	(524)	(33)
Total equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,677	1,345
Total liabilities and equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$4,271	$1,350

The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION

BROOKFIELD REINSURANCE LTD.

SCHEDULE I – COMBINED CONDENSED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2022	2021	2020
Income (loss) of equity method investment	$507	$(109)	$7
Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . .	$(8)	$(3)	$—
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . .	$499	$(112)	$7

The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION

BROOKFIELD REINSURANCE LTD.

SCHEDULE I – COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DEC.31 US$ MILLIONS	2022	2021	2020
Net income (loss)	$499	$(112)	$7
Other comprehensive (loss) income	$(446)	$53	$38
Comprehensive (loss) income	$53	$(59)	$45

The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION

BROOKFIELD REINSURANCE LTD.

SCHEDULE I – COMBINED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 US$ MILLION	2022	2021	2020
Operating activities
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$499	$(112)	$7
Non-cash items affecting net income
Equity in undistributed earnings of subsidiaries .	(565)	41	(6)
Changes in non-cash balances related to operating activities
Changes in working capital . . . . . . . . . . . . . . . . .	32	5	—
Cash from operating activities . . . . . . . . . . . . . . .	(34)	(66)	1
Investing activities
Investments in shares of subsidiaries . . . . . . . . .	(2,894)	(1,407)	(14)
Cash used in investing activities . . . . . . . . . . . .	(2,894)	(1,407)	(14)
Financing activities
Issuance of common equity . . . . . . . . . . . . . . . . . . .	450	1,501	13
Issuance of preferred equity . . . . . . . . . . . . . . . . . . .	2,512	—	—
Distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(59)	(3)	—
Cash from financing activities . . . . . . . . . . . . . . . .	2,903	1,498	13
Cash and cash equivalents
Cash and cash equivalents, beginning of year . .	25	—	—
Net change during the year . . . . . . . . . . . . . . . . . . . .	(25)	25	—
Cash and cash equivalents, end of year . . . . . . .	$—	$25	$—

The accompanying notes to the combined condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION

BROOKFIELD REINSURANCE LTD.

SCHEDULE I – NOTES TO THE COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION
Brookfield Reinsurance Ltd. (the “Parent Company”) is a holding company that conducts all of its business operations through its subsidiaries. The Parent Company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the Parent Company’s interest in its operating subsidiaries, Brookfield Annuity Company (“BAC”), North End Re Ltd. ("NER Ltd."), North End Re (Cayman) SPC (“NER SPC”) and American National Group, LLC ("American National").
The Parent Company is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Parent Company changed its name from Brookfield Asset Management Reinsurance Partners Ltd. to Brookfield Reinsurance Ltd. and changed its trading symbol from “BAMR” to “BNRE” with effect from December 14, 2022.
The Parent Company was established to become a reinsurance business focused on providing capital-based solutions to the insurance industry. Through its operating subsidiaries, the Parent Company offers a broad range of insurance products and services to individuals and institutions, including life insurance and annuities, health, and personal and commercial property and casualty insurance.
The Parent Company has accounted for the earnings of its subsidiaries under the equity method in these unconsolidated combined condensed financial statements.
The comparatives reflect the financial information of Brookfield Annuity Holdings Inc. (“BAH”), the predecessor of our Parent Company for financial reporting purposes, for the year ended December 31, 2020 and through June 2021.
No dividends have been received from any of our subsidiaries in the past three years.
NOTE 2. COMMITMENTS AND CONTINGENCIES
The Parent Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $500 million, and as at December 31, 2022, $356 million was drawn on the bilateral credit facilities. The Parent Company had no other material commitments or contingencies during the reported periods.
NOTE 3. SHARE CAPITAL
On May 25, 2022, the Parent Company issued 11,270,466 class C shares for $450 million to Brookfield.
During the year, Brookfield converted its holdings of 1,283,000 Brookfield Reinsurance class A exchangeable shares for $51 million into 6,119,609 class C shares.
NOTE 4. PREFERRED SHARES
On May 25, 2022, the Parent Company issued 98,351,547 Class A Junior Preferred Shares, Series 1, for proceeds of $2.5 billion to Brookfield Corporation ("Brookfield"), formerly Brookfield Asset Management Inc.. On December 9, 2022, the Parent Company issued 2,108,733 Class A Junior Preferred Shares, Series 2 to Brookfield, for $53 million. The Class A Junior Preferred Shares are entitled to receive dividends at an annual fixed cumulative preferential cash distribution of $1.125 per share, to the extent not paid, the distributions remain accumulated, compounding distributions at a fixed rate of 4.5% per annum. At December 31,2022, there were $68 million of accrued dividends (December 31,2021 – Nil).